Exhibit 2.1

PURCHASE AND SALE AGREEMENT

This Purchase and Sale Agreement, dated August 25, 2003 (the “Agreement”), is between Cordillera Energy Partners, LLC, a Texas limited liability company (“Seller” or “CEP”), and Patina Oil & Gas Corporation, a Delaware corporation (“Buyer”). EnCap Energy Capital Fund III, L.P., a Texas limited partnership, EnCap Energy Acquisition III-B, Inc., a Texas corporation, ECIC Corporation., a Texas corporation, and BOCP Energy Partners, L.P., a Texas limited partnership, (collectively “Seller Investor Parties”) are parties to this Agreement for purposes of Sections 9.6, 9.7, 9.8, 9.9, 11.9 and 11.17 only.

A. Cordillera Energy, Inc., a Colorado corporation (“CEI”), is a wholly owned subsidiary of Seller. All of the issued and outstanding shares of capital stock of CEI (the “Stock”) are owned by Seller. Buyer wishes to purchase from Seller all of the Stock and the oil and gas and related assets of Seller as described in this Agreement.

B. The board of directors of Buyer and the board of directors of Seller have each determined that it is in the best interests of their respective equityholders to approve the transactions contemplated hereby upon the terms and subject to the conditions set forth in this Agreement.

In consideration of the mutual promises contained herein, the benefits to be derived by each party hereunder and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Buyer and Seller agree as follows:

1.	PURCHASE AND SALE.

1.1	Purchase and Sale. At the Closing (as defined in Section 8.1), Seller shall sell, assign and convey the Assets (as defined in Section 1.6) and all of the Stock, and Buyer shall purchase and pay for the Assets and the Stock and assume the Assumed Liabilities, all in accordance with the terms and conditions of this Agreement. Notwithstanding any provision contained in this Agreement to the contrary, Seller intends to sell, and Buyer intends to purchase, all CEP Oil and Gas Assets (as defined in Section 1.2 below) and, by the sale and purchase of the Stock, ownership of all CEI Oil and Gas Assets (as defined in Section 1.3 below), and all of the Other Assets, whether or not listed and identified on the Schedules attached to this Agreement.

1.2	Seller Oil and Gas Assets. For purposes of this Agreement, all of Seller’s right, title and interest in and to the following shall herein be called the “CEP Oil and Gas Assets”:

(a)	any oil, gas, mineral and related properties and assets of any kind and nature, direct or indirect, including working, royalty and overriding interests, production payments, operating rights, net profit interests, other non-working interests and non-operating interests;

(b)	any oil, condensate, gas, casinghead gas and other liquid or gaseous hydrocarbons (referred to herein collectively as “Hydrocarbons”) and other minerals or revenues therefrom to the extent produced at and after the Effective Time;

(c)	All oil and gas wells and PUD locations related or incidental to the property, interests and rights referred to in Sections 1.2(a) and 1.2(b) (the “CEP Wells”), including, but not limited to, those wells described in Schedule A-I hereto;

(d)	All leasehold interests associated with or related to the property, interests and rights referred to in Section 1.2(a) through 1.2(c) (collectively, the “CEP Leases”) and the lands related thereto (collectively, the “CEP Lands”), including, but not limited to, those CEP Leases created by the leases, licenses, permits and other agreements described in Schedule A-II that relate to the CEP Lands described in Schedule A-II;

(e)	All of the personal property, fixtures and improvements appurtenant or related to the CEP Wells or the CEP Leases or used or obtained in connection with the operation of the CEP Wells or the CEP Leases or with CEP’s production, treatment, sale or disposal of Hydrocarbons or water produced therefrom, including without limitation, pipelines, gathering systems and compression facilities appurtenant to or located upon the CEP Lands;

(f)	All other property, rights, privileges, benefits and appurtenances in any way belonging to, incidental to, appertaining to, or necessary for the operation of the property, interests and rights described in Sections 1.2(a) through 1.2(e), including, to the extent transferable, all agreements, product purchase and sale contracts, surface leases, gas gathering contracts, salt water disposal leases and wells, processing agreements, compression agreements, equipment leases, permits, gathering lines, rights-of-way, easements, licenses, farmouts and farmins, options, orders, pooling, spacing or consolidation agreements, unit agreements, communitization agreements, and operating agreements and all other agreements relating thereto; and

(g)	Originals of all books, records, accounts, files, information, and data in Seller’s possession, custody, or control (in electronic form or otherwise) that pertain in any material way to the operation of the foregoing assets, including without limitation:

(i)	instruments and agreements that constitute, create, or govern the CEP Leases, the CEP Lands, the CEP Wells, the easements, rights-of-way, equipment, agreements and licenses described above;

(ii)	title opinions, abstracts of title, and title files for the CEP Leases and the CEP Wells;

(iii)	maps, drilling reports, engineering data, formation tests, logs, geological and geophysical data, and maps for the CEP Lands, the CEP Leases, and the CEP Wells;

(iv)	seismic, geophysical, geological, gravitational, paleontological, and chemical data, information, and analyses for the CEP Lands, the CEP Leases, and the CEP Wells, to the extent such data, information and analyses are assignable by Seller; and

(v)	information about Seller’s Hydrocarbon production, processing, storage, transportation, and sales, including all production and sales records.

1.3	CEI Oil and Gas Assets. For purposes of this Agreement, all of CEI’s right, title and interest in and to the following shall herein be called “CEI Oil and Gas Assets”:

(a)	any oil, gas, mineral and related properties and assets of any kind and nature, direct or indirect, including working, royalty and overriding interests, production payments, operating rights, net profit interests, other non-working interests and non-operating interests;

(b)	any Hydrocarbons and other minerals or revenues therefrom to the extent produced at and after the Effective Time;

(c)	All oil and gas wells and PUD locations related or incidental to the property, interests and rights referred to in Sections 1.3(a) and 1.3(b) (the “CEI Wells”), including, but not limited to, those wells described in Schedule B-I hereto;

(d)	All leasehold interests associated with or related to the property, interests and rights referred to in Section 1.3(a) through 1.3(c) (collectively, the “CEI Leases”) and the lands related thereto (collectively the “CEI Lands”), including, but not limited to, those CEI Leases created by the leases, licenses, permits and other agreements described in Schedule B-II that relate to the CEI Lands described in Schedule B-II;

(e)	All of the personal property, fixtures and improvements appurtenant or related to the CEI Wells or the CEI Leases or used or obtained in connection with the operation of the CEI Wells or the CEI Leases or with the production, treatment, sale or disposal of Hydrocarbons or water produced therefrom, including without limitation, pipelines, gathering systems and compression facilities appurtenant to or located upon the CEI Lands;

(f)	All other property, rights, privileges, benefits and appurtenances in any way belonging to, incidental to, appertaining to, or necessary for the operation of the property, interests and rights described in Sections 1.3(a) through 1.3(e), including, to the extent transferable, all agreements, product purchase and sale contracts, surface leases, gas gathering contracts, salt water disposal leases and wells, processing agreements, compression agreements, equipment leases, permits, gathering lines, rights-of-way, easements, licenses, farmouts and farmins, options, orders, pooling, spacing or consolidation agreements, unit agreements, communitization agreements, and operating agreements and all other agreements relating thereto; and

(g)	Originals of all books, records, accounts, files, information, and data in CEI’s possession, custody, or control (in electronic form or otherwise) that pertain in any material way to the operation of the foregoing assets, including without limitation:

(i)	instruments and agreements that constitute, create, or govern the CEI Leases, the CEI Lands, the CEI Wells, the easements, rights-of-way, equipment, agreements and licenses described above;

(ii)	title opinions, abstracts of title, and title files for the CEI Leases and the CEI Wells;

(iii)	maps, drilling reports, engineering data, formation tests, logs, geological and geophysical data, and maps for the CEI Lands, the CEI Leases, and the CEI Wells;

(iv)	seismic, geophysical, geological, gravitational, paleontological, and chemical data, information, and analyses for the CEI Lands, the CEI Leases, and the CEI Wells, to the extent such data, information and analyses are assignable by Seller; and

(v)	information about CEI’s Hydrocarbon production, processing, storage, transportation, and sales, including all production and sales records.

1.4	Interests. For purposes of this Agreement, the CEP Leases and the CEI Leases shall be collectively referred to as the “Leases”; the CEP Wells and the CEI Wells shall collectively be referred to as the “Wells”; the CEP Lands and the CEI Lands shall be collectively referred to as the “Lands”. The CEP Oil and Gas Assets and the CEI Oil and Gas Assets shall be collectively referred to as the “Interests.”

1.5	Other Assets. As used herein, the term “Other Assets” means all of the Seller’s or CEI’s right, title and interest in and to the following:

(a)	The real property located at 5802 Highway 64 in Farmington, New Mexico (the “Farmington Field Office”).

(b)	The real property located at P.O. Box 98, Hinton, Oklahoma 73047, also described as Exit 108, Interstate 40, N & W ½ mile Geary, Oklahoma 73040 (the “Hinton Field Office”).

(c)	The equipment, personal property, computer hardware and software, inventory and other property comprising or used in connection with the Interests and located in the Farmington or Hinton Field Offices.

(d)	The vehicles used in connection with the Interests, as more fully described in Schedule 1.5(d) attached hereto.

All office equipment in the Farmington and Hinton Field Offices of Seller and CEI as of September 1, 2003, shall be transferred to Buyer at the Closing. All field equipment of Seller, including that listed on Schedule 1.5(e), shall be transferred to Buyer at the Closing; subject to such substitutions or removals thereof that occur in the ordinary course of business. Buyer shall accept all of such real or personal property and equipment included in the Other Assets in its “as is, where is, with all faults” condition without any warranty or representation, either express or implied as to quality, merchantability, or fitness for any use whatsoever.

1.6	Assets; Excluded Assets. As used herein, the term “Assets” shall include the Interests and the Other Assets. The term “Excluded Assets” shall mean all of Seller’s right, title and interest in and to all assets of Seller other than the Interests and the Other Assets, including, but not limited to, the following:

(a)	The real property located at 8450 E. Crescent Parkway, Greenwood Village, Colorado (the “Executive Office”); and

(b)	The equipment, personal property, computer hardware and software and other property used by Seller at the Executive Office.

1.7	Assumed Liabilities. As used herein, the term “Assumed Liabilities” means all costs, liabilities and obligations that arise from the ownership or operation of the Assets before or after the Effective Time except (a) subject to Section 9.12, those that arise from Third Party Claims (as defined in Section 9.7(a)) related to the ownership or operation of the Interests before the Effective Time by Seller and/or CEI and that are asserted in writing against Seller, CEI or Buyer within six months of the Closing Date and that exceed the Indemnity Threshold (as defined in Section 9.6(a)) (other than liabilities and obligations with respect to Title Defects and Environmental Defects that are waived by Buyer or resolved or adjusted by Buyer and Seller in accordance with the provisions of Article 5 or Article 6, respectively, which shall be deemed “Assumed Liabilities”); (b) all costs incurred before or after the Effective Time associated with the Capital Program Authorizations for Expenditures set forth on Schedule 1.7; (c) all Taxes (as defined in Section 3.3(3)) attributable to, or payable by, Seller for taxable periods prior to the Effective Time to the extent such Taxes are not finally adjusted for between Seller and Buyer pursuant to this Agreement; and (d) subject to Section 9.12, payment of any valid invoices or joint interest billings related to the Interests for services performed and actually received by Seller prior to the Effective Time.

1.8	Excluded Liabilities. As used herein, the term “Excluded Liabilities” means all costs, liabilities and obligations (a) that arise from the ownership or operation of the Excluded Assets before or after the Effective Time; and (b) that are listed in exceptions (a) through (d) inclusive in Section 1.7.

1.9	Effective Time. The purchase and sale of the Assets and the Stock shall be effective as of September 1, 2003, at 7:00 a.m., at the location of the Interests (the “Effective Time”).

2.	PURCHASE PRICE.

2.1	Cash Purchase Price. The consideration for the Assets and the Stock shall be

(a)	Cash in the amount of $240,500,000 (the “Cash Purchase Price”), subject to adjustment as set forth in this Agreement, and payable as follows:

(i)	aggregate Cash Purchase Price, as adjusted, payable at Closing, subject to any post-closing adjustments as provided herein; and

(ii)	if the Closing has not occurred on or before October 1, 2003 as a result of Buyer’s failure to satisfy its covenants and agreements hereunder and the Closing occurs after such date, interest on the Cash Purchase Price through the Closing Date at a rate of 2.4% per annum.

(b)	The issuance and delivery by Buyer to Seller of a warrant to purchase 500,000 shares of Buyer’s common stock, par value $0.01 per share, pursuant to the terms, and subject to the conditions, of the Warrant Agreement attached hereto as Exhibit A.

2.2	Adjustments to Cash Purchase Price. The Cash Purchase Price shall be adjusted as follows:

(a)	The Cash Purchase Price shall be adjusted upward by the following:

(i)	the value of all oil in storage above the pipeline connection as of the Effective Time and not previously sold by Seller or CEI that is attributable to the Interests, such value to be the market price in effect as of the Effective Time less applicable royalties, burdens, taxes and gravity adjustments;

(ii)	the following amounts paid by or on behalf of Seller or CEI in connection with the operation of the Interests, in accordance with generally accepted accounting principles, to the extent not provided for in Section 2.2(a)(iii), attributable to the period after the Effective Time: (i) all ad valorem, property, production, excise, severance and similar taxes based upon or measured by the ownership of property or the production of Hydrocarbons or the receipt of proceeds therefrom; and (ii) all expenditures, rentals and other charges and expenses billed under applicable operating agreements, and in the absence of an operating agreement, expenses of the sort customarily billed under such agreements. Seller shall be entitled to retain all amounts for reimbursement to the operator of indirect overhead expenses of the type typically provided for in per well or per month charges under the COPAS form of accounting procedure received (or invoiced) by Seller as operator to third party non-operators attributable to periods prior to the Closing Date;

(iii)

an amount equal to all prepaid expenses attributable to the Interests that are paid by or on behalf of Seller or CEI that are, in accordance with generally accepted accounting principles, attributable to the period after the Effective Time, including without limitation prepaid utility charges and prepaid ad valorem, property, production, severance and similar taxes based upon or measured by the ownership of property or the production of Hydrocarbons or the receipt of proceeds therefrom;

(iv)	any capital costs actually paid by Seller prior to Closing that are not contemplated by the Capital Program Authorizations for Expenditures set forth on Schedule 1.7 and for which Seller has obtained written consent from Buyer, to the extent such consent is required pursuant to this Agreement; and

(v)	any other amount agreed upon in writing by Seller and Buyer.

(b)	The Cash Purchase Price shall be adjusted downward by the following:

(i)	proceeds received by Seller or CEI attributable to the Assets (including, but not limited to, sales of Hydrocarbons through the Closing Date) that are, in accordance with generally accepted accounting principles, attributable to the period of time from and after the Effective Time;

(ii)	to the extent not otherwise treated as an adjustment to the Cash Purchase Price in this Agreement, an amount equal to unpaid or unassessed ad valorem, property, production, severance and similar taxes and assessments based upon or measured by the ownership of the Interests that are attributable to periods of time prior to the Effective Time, which amounts shall, to the extent not actually assessed, be computed based on such taxes and assessments for the preceding tax year, if applicable (such amount to be prorated for the period of Seller’s and Buyer’s ownership before and after the Effective Time);

(iii)	an amount equal to the sum of all Title Defect and Environmental Defect adjustments made in accordance with Section 5.2 or Section 6.4;

(iv)	an amount equal to the Allocated Value (as defined in Section 11.18) of any Interests not sold to Buyer because of the exercise before Closing by a third party of a preferential right to purchase under Section 5.5;

(v)	the amounts paid to Seller prior to Closing in respect of casualty loss as contemplated by Section 5.6;

(vi)	an amount equal to all cash in, or attributable to, “Suspense Accounts” relative to the Interests and held by Seller as set forth in Section 9.3(c); and

(vii)	any other amount agreed upon in writing by Seller and Buyer.

3.	REPRESENTATIONS AND WARRANTIES.

3.1	Representations and Warranties of Seller. Seller represents and warrants as of the date hereof and as of the Closing Date to Buyer that, except as specifically disclosed in the attached Disclosure Schedule referencing the relevant subsection hereof; provided, however, that any matter disclosed in the Disclosure Schedule shall be deemed disclosed for all purposes for all representations and warranties to which it applies:

(a)	Seller is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Texas, and is duly qualified to carry on its business in each state where the Interests held by it are located. CEI is a corporation duly organized, validly existing and in good standing under the laws of the State of Colorado, and is duly qualified to carry on its business in each state where the Interests held by it are located. Copies of the certificate of incorporation and by-laws of CEI have heretofore been made available to Buyer, and such copies are accurate and complete as of the date hereof. Seller does not own any equity interest in any corporation or limited liability company (other than CEI) or any general or limited partnership interest in any general or limited partnership (other than joint ventures, joint operating or ownership arrangements which have been entered into in the ordinary course of business).

(b)	Seller has all requisite corporate power and authority to carry on its business as presently conducted, to enter into this Agreement, and to perform its obligations under this Agreement.

(c)	The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of Seller. This Agreement has been duly and validly executed and delivered on behalf of Seller and constitutes the legal, valid and binding obligation of Seller, enforceable in accordance with its terms, subject, however, to the effects of bankruptcy, insolvency, reorganization and other laws for the protection of creditors.

(d) (i)

The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby and compliance by Seller with the provisions hereof will not, conflict with, result in any violation of or default (with or without notice or lapse of time or both) under, give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a material benefit under, or result in the creation of any lien, mortgage, security interest, pledge, deposit, restriction, burden, encumbrance, rights of a vendor under any title retention or conditional sale agreement, or lease or other arrangement substantially equivalent thereto (referred to herein as a “Lien”) on any of the Interests under any provision of: (1) the articles of formation or regulations of Seller or the certificate of incorporation or by-laws of CEI; (2) any loan or credit agreement, note, bond, mortgage, indenture, lease, permit, concession, franchise, license or other agreement or instrument applicable to Seller; or (3) assuming the consents, approvals, authorizations, permits, filings and notifications referred to in Section 3.1(e) are duly and timely obtained or made, any judgment, order, decree, statute, law, ordinance, rule or regulation applicable, to the best knowledge of Seller, to the Interests, other than (y) in the case of clause (2) above, any such conflict, violation, default, right, loss or Lien that may arise under Seller’s Credit Agreement, dated November 30, 2000, as amended, with Bank One, N.A. (the “Bank Credit Agreement”) and (z) in the case of clause (2) or (3) above, any such conflict, violation, default, right, loss or Lien that, individually or in the aggregate, would not have a “Material Adverse Effect” (as defined below).

(ii)	As used in this Agreement, “Material Adverse Effect” means (1) a result or consequence that would materially adversely affect the aggregate value of the Interests to Buyer on or after the Closing Date involving total value in excess of $250,000 or (2) a result or consequence that would cause Buyer to incur liabilities, obligations or costs in excess of $250,000 as a result of Buyer’s ownership, development and operation of the Interests.

(e)	No consent, approval, order or authorization of, registration, declaration or filing with, or permit from, any governmental authority is required by or with respect to Seller in connection with the execution and delivery of this Agreement by Seller or the consummation by Seller of the transactions contemplated hereby, except for any such consent, approval, order, authorization, registration, declaration, filing or permit which the failure to obtain or make would not, individually or in the aggregate, have a Material Adverse Effect and except any such consents and approvals that are customarily obtained subsequent to Closing, such as consents to federal assignments and permits. Except as set forth in Schedule 3.1(e), no third-party consent is required by or with respect to Seller in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (y) any such third-party consent which the failure to obtain would not, individually or in the aggregate, result in a Material Adverse Effect and (z) any consent, approval or waiver required by the terms of the Bank Credit Agreement.

(f)

The audited financial statements of Seller as of December 31, 2002 (including the related notes) and the unaudited financial statements of Seller (including the related notes) for each of the two fiscal quarters ended June 30, 2003 (the “Seller Financial Statements”) comply as to form in all material respects with applicable accounting requirements and were prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and the unaudited interim financial statements are not accompanied by notes or other textual disclosure required by GAAP) and fairly present in all material respects, in accordance with applicable requirements of GAAP (in the case of the unaudited interim statements, subject to normal, recurring adjustments), the financial position of the Seller as of their respective dates and the results of operations and the cash flows of the Seller for the periods presented therein. The Seller Financial Statements are consistent with the books and records of the Seller.

(g)	To the best knowledge of Seller, Schedule 3.1(g) sets forth a true and correct list of all Material Agreements (as defined below) to which the Seller or CEI is a party (other than this Agreement and related agreements) or by which Seller or CEI or its assets are bound (including all amendments and modifications thereto). To the best knowledge of Seller, each of such Material Agreements is a valid, binding and enforceable obligation of the parties thereto in accordance with its terms, and no event has occurred and no condition exists under any such Material Agreement which, with the giving of notice or the lapse of time or both, would likely have a Material Adverse Effect. As used herein, “Material Agreements” means, with respect to Seller or CEI, any written agreement or commitment to which such person is a party, by which such person is bound, or to which any Asset is subject (other than oil, gas and mineral leases and oil and gas leases and other than industry standard joint operating agreements that are entered into in the ordinary course), involving total value or consideration in excess of $100,000 and that is not cancelable by such person upon notice of 60 days or less without liability for further payment other than nominal penalty.

(h)	Schedule 3.1(h) contains a complete and accurate description of all contracts and agreements (whether written, oral, express or, in the reasonable judgment of Seller, implied) between Seller or CEI and any Affiliate (as defined below) of Seller or CEI that will be in existence on the Closing Date. As used herein, “Affiliate” of a person shall mean any person which, directly or indirectly, controls, is controlled by or is under common control with such person.

(i)	To the best knowledge of Seller, each of the Seller and CEI is in compliance with all laws, rules, regulations and orders relating to the employment of labor, including all such laws, rules, regulations and orders relating to wages, hours, collective bargaining, discrimination, civil rights, safety and health, workers’ compensation and the collection and payment of withholding or Social Security Taxes and similar Taxes, except to the extent that any noncompliance would not, individually or in the aggregate, likely have a Material Adverse Effect.

(j)	To the best knowledge of Seller, Seller and CEI each has ownership of, or valid licenses or other rights to use, all trademarks, copyrights, patents and other proprietary rights and intellectual property (including seismic data) used in its business. Neither Seller nor CEI has received any notice from any third party of any such alleged infringement by Seller or CEI of any patent, copyright, trademark or other proprietary rights of others.

(k)	There are no outstanding claims under any of Seller’s or CEI’s well control or general liability insurance policies or binders that remain outstanding, and no notice of cancellation or non-renewal of any such policy or binder has been received that remains outstanding.

(l)	Seller has incurred no liability, contingent or otherwise, for brokers or finders fees relating to the transactions contemplated by this Agreement for which Buyer shall have any responsibility whatsoever.

(m)	There are no bankruptcy, reorganization or arrangement proceedings pending, being contemplated by or, to the knowledge of Seller, threatened against Seller or CEI.

(n)	All rentals, royalties, overriding royalties, compensatory royalties and other payments due from or in respect of production with respect to the Interests have been correctly and timely paid to the extent due and payable prior to execution of this Agreement and will be correctly and timely paid to the extent due and payable by the Closing Date except for those for which Seller had a valid right to suspend and which are accounted for in the suspense account balance used in the adjustment of the Cash Purchase Price under Section 2.2.

(o)	All ad valorem, property, personal property, production, severance, excise and other taxes applicable to the Interests based on or measured by the ownership of the Interests or production therefrom have been correctly and timely paid to the extent due and payable prior to execution of this Agreement and will be correctly and timely paid to the extent due and payable by the Closing Date.

(p)	Except for Environmental Laws (which are dealt with in Article 6), Seller is not in default under or in violation of any law, order, writ, injunction, rule, regulation, or decree of any governmental body, agency, court, commission, or other administrative agency which default or violation would have a Material Adverse Effect.

(q)	There is no action, suit, or proceeding (including, without limitation, takings under condemnation or eminent domain) pending, or to the knowledge of Seller threatened, against CEI or involving the Interests. There is no claim or demand (including, without limitation, takings under condemnation or eminent domain) pending, or to the knowledge of Seller threatened, against the Interests which would reasonably be expected to have a Material Adverse Effect.

(r)	Seller is not a non-resident alien or foreign corporation (as those terms are defined in the Internal Revenue Code of 1986). Seller is not a “public-utility company” or a “holding company,” or a “Subsidiary Company” of a “holding company,” or an “affiliate” of a “holding company” within the meaning of the Public Utility Holding Company Act of 1935, as amended, and is not otherwise subject to regulation under or the restrictions of such act. Seller is not an “investment company” or a company “controlled” by an “investment company” within the meaning of the Investment Company Act of 1940, as amended, and is not otherwise subject to regulation under or the restrictions of such act.

(s)	Except as set forth in Sechedule 3.1(s), to the best knowledge of Seller, all Wells have been drilled and (if completed) completed, operated and produced in accordance with generally accepted oil and gas field practices and in compliance in all material respects with applicable oil and gas leases, pooling and unit agreements, and applicable laws, rules, regulations, judgments, orders and decrees issued by any court or governmental authority. Except as set forth in Schedule 3.1(s), to the best knowledge of Seller:

(i)	there are no Wells that Seller or CEI is currently obligated by law or contract to plug and abandon, except to the extent that any such obligations, individually or in the aggregate, would not have a Material Adverse Effect;

(ii)	there are no Wells that have been plugged and abandoned by Seller or CEI but have not been plugged in accordance, in all material respects, with all applicable requirements of each regulatory authority having jurisdiction over the Interests;

(iii)	with respect to the oil, gas and other mineral leases, unit agreements, pooling agreements, communitization agreements and other documents creating interests comprising the Interests, Seller or CEI has fulfilled all requirements in all material respects for governmental filings contained in such leases or other documents or otherwise applicable thereto by law, rule or regulation; and

(iv)	proceeds from the sale of Hydrocarbons produced from the Interests are being received by the Seller or CEI in a timely manner and are not being held in suspense for any reason (except for amounts, individually or in the aggregate, not in excess of $500,000 and held in suspense in the ordinary course of business).

(t)	To the best knowledge of Seller, except as is reflected on Schedule 3.1(t): (a) there are no material aggregate production, transportation or processing imbalances existing with respect to the Interests, and (b) neither Seller nor CEI has received deficiency payments under gas contracts for which any party has a right to take deficiency gas from Seller or CEI, nor has Seller or CEI received any payments for production which are subject to refund or recoupment out of future production, other than make-up rights of an underproduced party in a Well.

(u)

To the best knowledge of Seller, the Payout Balance (as defined below) for each Well operated by Seller or CEI is properly reflected in Schedule 3.1(u) as of the respective date(s) shown thereon. To the best knowledge of Seller, based on information given to Seller or CEI by third-party operators for all Wells not operated by the Company, the Payout Balance for any such third-party operated well in which Seller or CEI owns an interest is properly reflected in Schedule 3.1(u) as of the respective date(s) shown thereon. As used herein, “Payout Balance(s)” means the status, as of the dates of Seller’s calculations, of the recovery by Seller or CEI or a third party of a cost amount specified in the contract relating to a well out of the revenue from such well where the net revenue interest of Seller or CEI therein will be either increased or reduced when such amount has been recovered. Seller shall be deemed to have breached this Section 3.1(u) only to the extent that a breach would likely result in a Material Adverse Effect.

(v)	No prepayment for Hydrocarbon sales has been received by Seller or CEI for Hydrocarbons which have not been delivered as of the date hereof.

(w)	Except as set forth in Schedule 3.1(w) using the best information available to Seller and as of the dates shown on Schedule 3.1(w), as of the execution date of this Agreement, to the best knowledge of Seller, neither Seller nor CEI was obligated by virtue of any prepayment arrangement, “take or pay” arrangement, production payment arrangement, gas balancing agreement or otherwise, to deliver or to suffer the delivery of Hydrocarbons produced in connection with any of the Interests at some future time (or make a cash payment in lieu thereof) without then or thereafter receiving full payment therefor without deduction or credit on account of such arrangement from the price that would otherwise be received, other than make-up rights of an underproduced party in a Well. The gas imbalance Schedule is provided to Buyer for informational purposes only; no adjustment to the Purchase Price shall be made or damages asserted for any non-compliance with this representation and warranty as to the over or under production related to the Interests.

(x)	Except as set forth in Schedule 3.1(x): (a) neither Seller nor CEI has entered into any agreement or otherwise committed in writing to drill additional wells or conduct other material development operations and (b) neither Seller nor CEI has been advised in writing by a lessor under any lease affecting any of the Interests of any requirements or demands to drill additional wells or conduct additional development operations.

(y)	As of the date hereof, CEI is not a party to any product hedging contracts or financial hedging contracts (including fixed price controls, collars, swaps, caps, hedges and puts).

(z)	To the best knowledge of Seller, except as listed on Schedule 3.1(z), the Interests are not subject to any third-party preferential rights to purchase or consents to assignment.

(aa)	All books, records and files of Seller and CEI pertaining to the Interests, Wells and Other Assets, those pertaining to the production, gathering, transportation and sale of Hydrocarbons, those pertaining to field employees of Seller, and, with respect to CEI only, corporate, accounting and financial records, have been provided or made available to Buyer.

(bb)	Except as listed on Schedule 3.1(bb), to the best knowledge of Seller, each of Seller and CEI has materially complied with and has no material liability under the Environmental Laws.

3.2	Additional Representations and Warranties relating to CEI. Seller represents and warrants as of the date hereof and as of the Closing Date to Buyer that, except as specifically disclosed in the attached Disclosure Schedule referencing the relevant subsection hereof:

(a)	Seller owns, of record and beneficially, collectively and exclusively for its own account, all of the Stock. There are no outstanding subscriptions, calls, options, rights, warrants or other agreements or commitments obligating CEI to issue any additional stock or other equity interests and there are no outstanding securities or indebtedness of CEI convertible into any shares of stock or other equity interests.

(b)	The Stock is validly issued, fully paid and nonassessable and is held by Seller, and will be conveyed to Buyer at the Closing free and clear of all Liens.

(c)	Except as listed on Schedule 3.2(c), at Closing, CEI shall have no debt, liabilities or other obligations, except accounts payable, drilling advances and accrued expenses, incurred in the ordinary course of business.

(d)	The authorized capital stock of CEI consists of (i) 10,000,000 shares of Common Stock, par value $.0001 per share (the “Common Stock”) and (ii) 3,857,000 shares of Preferred Stock, par value $1.00 per share (the “Preferred Stock”). As of the date hereof, 42,500 shares of Common Stock are issued and outstanding, all of which are held, beneficially and of record, by Seller, and no shares of Preferred Stock are issued and outstanding. No shares of capital stock of CEI are reserved for issuance for any purpose. All of the outstanding shares of capital stock of CEI have been duly authorized, validly issued and are fully paid and nonassessable, and have not been issued in violation of (nor are any of the authorized shares of capital stock subject to) any preemptive or similar rights created by statute, the certificate of incorporation or bylaws of CEI, or any agreement to which CEI is a party or is bound.

(e)

The (i) unaudited financial statements of CEI for the most recent fiscal year end, and (ii) unaudited interim financial statements of CEI for the period ended June 30, 2003 comply as to form in all material respects with applicable accounting requirements and were prepared in accordance with GAAP applied on a consistent basis (except as may be indicated in the notes thereto), and fairly present the financial position of CEI as of the dates thereof and its results of operations and cash flows for the periods then ended (subject, in the case of any interim financial statements, to normal year-end adjustments, none of which would have, individually or in the aggregate, a material effect on the statements). The books and records of CEI have been, and are being, maintained, in all material respects, in accordance with GAAP and all other legal and accounting requirements. There are no liabilities or obligations of CEI of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable, inchoate or otherwise, and there is no existing condition, situation or set of circumstances that could be reasonably expected to result in such a liability, other than (i) liabilities or obligations disclosed and provided for in the balance sheet of

CEI as of June 30, 2003, and the notes thereto, and (ii) liabilities and obligations incurred since June 30, 2003 in the ordinary course of business and that would not have, individually or in the aggregate, a Material Adverse Effect. The most recent unaudited fiscal quarterly statements of CEI have been delivered by Seller to Buyer prior to the date hereof.

(f)	To the best knowledge of Seller, since December 31, 2002:

(i)	CEI has conducted its business in all material respects in the ordinary course consistent with past practices;

(ii)	There has not been an event or events pertaining to CEI which would be required to be reflected in notes to audited financial statements in accordance with GAAP, having, individually or in the aggregate, a Material Adverse Effect;

(iii)	There has not been a change in any method of accounting or accounting practice by CEI, except for any such change required by reason of a concurrent change in GAAP;

(iv)	CEI has not entered into any employment agreements;

(v)	There have not been any amendments to CEI’s certificate of incorporation or bylaws;

(vi)	CEI has not entered into any transaction or incurred any expenditure in excess of $100,000 other than in the ordinary course of business;

(vii)	There has not been a claim of wrongful discharge or other unlawful employment practice or action; and

(viii)	There has not been, to the best knowledge of Seller, any claim by a third party against CEI other than in the ordinary course of business, including in respect of a threat of litigation against CEI.

(g)	CEI does not maintain any employee benefit plans, nor does CEI have any fixed or contingent liability with respect to, any employee benefit, pension or other plan previously in existence. CEI has no employees as of the date of this Agreement and will have no employees as of the Closing Date.

3.3	Representations and Warranties relating to Taxes. Seller makes the following representations as of the Effective Time and as of the Closing:

   For the purposes of this Agreement, the following terms shall have the following meanings:

(1)	“Code” shall mean the Internal Revenue Code of 1986, as amended.

(2)	“Production Taxes” shall mean all ad valorem, property, production, excise, net proceeds, severance, windfall profit and all other taxes and similar obligations assessed against the Assets or based upon or measured by the ownership of the Assets or the production of Hydrocarbons or the receipt of proceeds therefrom, other than income taxes.

(3)	“Taxes” means taxes of any kind, levies or other like assessments, customs, duties, imposts, charges or fees, including income taxes (including accumulated earnings tax), gross receipts, value added, excise, real or personal property, asset, sales, use, federal royalty, license, payroll, transaction, capital, net worth and franchise taxes, estimated taxes, withholding, employment, social security, workers’ compensation, utility, unemployment compensation, occupation, premium, windfall profits, transfer and gains taxes or other governmental taxes imposed or payable to the United States or any state, local, tribal or foreign governmental subdivision or agency thereof, excluding, however, Production Taxes.

(4)	“Tax Return” means any return, declaration, report, estimate, information return or statement required to be filed with respect to any Taxes.

(a)	Each of Seller and CEI has (i) timely filed (including extensions), all federal and all state, local and foreign Tax Returns required to be filed by it with respect to any Taxes, and (ii) timely paid all Taxes that are due and payable as shown on such Tax Returns (except for Taxes that are being contested in good faith by appropriate proceedings and for which sufficient reserves have been established).

(b)	(i) There are no audits or other administrative or court proceeding that are presently pending with regard to any federal, state or local income or franchise Taxes for which CEI would be liable, and (ii) there are no pending requests for rulings from any taxing authority, no outstanding subpoenas or requests for information by any taxing authority with respect to any Taxes, no proposed reassessments by any taxing authority of any property owned or leased, and no agreements in effect to extend the time to file any material Tax Return or the period of limitations for the assessment or collection of any material Taxes for which CEI would be liable.

(c)	(i) There are no Liens on any of the assets of CEI for unpaid Taxes, other than Liens for Taxes not yet due and payable, and (ii) CEI has no liability under Treasury Regulation § 1.1502-6 or any analogous state, local or foreign law by reason of having been a member of any consolidated, combined or unitary group.

3.4	Representations and Warranties of Buyer. Buyer represents and warrants as of the date hereof and as of the Closing Date to Seller as follows:

(a)	Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and, as of the Closing Date, will be duly qualified to carry on its business in each state where the Interests are located.

(b)	Buyer has all requisite corporate power and authority to carry on its business as presently conducted, to enter into this Agreement, and to perform its obligations under this Agreement.

(c)	The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of Buyer. This Agreement has been duly and validly executed and delivered on behalf of Buyer and constitutes the legal, valid and binding obligation of Buyer, enforceable in accordance with its terms, subject, however, to the effects of bankruptcy, insolvency, reorganization and other laws for the protection of creditors.

(d)	Buyer has incurred no liability, contingent or otherwise, for brokers or finders fees relating to the transactions contemplated by this Agreement for which Seller shall have any responsibility whatsoever.

(e)	The Interests and Stock to be acquired by Buyer pursuant to this Agreement are being acquired by it for its own account for investment purposes and not for distribution within the meaning of any securities law. In acquiring the Interests and Stock, it is acting in the conduct of its own business and not under any specific contractual commitment to any third party, or any specific nominee agreement with any third party, to transfer to, or to hold title on behalf of, such third party, with respect to all or any part of the Interests or Stock.

(e)	The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby and compliance by Buyer with the provisions hereof will not, conflict with or result in any violation of the certificate of incorporation or by-laws of Buyer;

(f)	No consent, approval, order or authorization of, registration, declaration or filing with, or permit from, any governmental authority is required by or with respect to Buyer in connection with the execution and delivery of this Agreement by Buyer or the consummation by Buyer of the transactions contemplated hereby, except for any such consent, approval, order, authorization, registration, declaration, filing or permit which the failure to obtain or make would not, individually or in the aggregate, have a Material Adverse Effect and except any such consents and approvals that are customarily obtained subsequent to Closing, such as consents to federal assignments and permits.

(g)	There are no bankruptcy, reorganization or arrangement proceedings pending, being contemplated by or, to the knowledge of Buyer, threatened against Buyer.

(h)	At the Closing, Buyer will have currently available all funds necessary to pay the Cash Purchase Price and any other amounts contemplated by this Agreement. Buyer’s ability to consummate the transactions contemplated hereby is not contingent on its ability to complete any public or private placement of securities prior to or upon Closing.

4.	COVENANTS AND AGREEMENTS.

4.1	Covenants and Agreements of Seller. Seller covenants and agrees with Buyer as follows:

(a)	Upon execution of this Agreement, Seller will make available to Buyer for examination at Seller’s offices in Greenwood Village, Colorado, all title information, production information and other information relating to the Interests, including without limitation, accounting files, production files, land files, lease files, well files, division order files, contract files and marketing files, and, subject to the consent and cooperation of third parties, will cooperate with Buyer in Buyer’s efforts to obtain, at Buyer’s expense, such additional information relating to the Interests and Other Assets as Buyer may reasonably desire, to the extent in each case that Seller may do so without violating legal constraints or any obligation of confidence or other contractual commitment of Seller to a third party.

(b)	Seller shall permit Buyer’s authorized representative to conduct, at Buyer’s sole risk and expense, on-site inspections of the Interests, including inspections for the purpose of identifying environmental matters as provided in Article 6 below. Except as otherwise provided in this Agreement, Buyer shall indemnify and defend Seller from and against any and all losses arising from such inspections. Buyer may not conduct soil borings or laboratory analysis of soil or groundwater samples on or from the Interests without the prior consent of Seller. Prior to the Closing, Buyer shall not disclose any violations of Environmental Laws it discovers during its inspection to any third party, including governmental agencies, except as required by law and only then after giving Seller advance notice and an adequate opportunity to contest such disclosure.

(c)	During the period from the date of this Agreement to the Closing Date, Seller agrees, unless specifically waived by Buyer in writing, as follows:

(i)	Subject to the provisions of applicable operating and other agreements, Seller shall continue to operate and administer the Interests in a good and workmanlike manner consistent with its past practices, and shall carry on its business with respect to the Interests in substantially the same manner as before execution of this Agreement. Seller and CEI shall maintain in effect through the Closing Date all existing insurance policies covering the conduct of Seller’s and CEI’s business and risks associated with their respective assets.

(ii)	Seller shall, except for emergency action taken in the face of risk to life, property or the environment, submit to Buyer for prior written approval, all requests for operating or capital expenditures and all proposed contracts and agreements relating to the Interests that involve individual commitments of more than $25,000, net to Seller’s interest.

(iii)	Seller shall continue with, and pay for, consistent with its past practices those capital projects set forth on Schedule 1.7 hereto.

(d)	Seller shall nominate on behalf of Buyer natural gas production for the month of October, 2003 consistent with its current practices.

(e)	Seller covenants and agrees with Buyer that, from the date of this Agreement until the Closing Date, CEI will conduct its business only in the ordinary and usual course consistent with past practices. Without limiting the preceding sentence, Seller covenants and agrees with Buyer that, except as specifically contemplated in this Agreement or as disclosed in this Agreement, from the date of this Agreement until the Closing Date, without the prior written consent of Buyer:

(i)	CEI shall not (1) amend its certificate or articles of incorporation or by-laws; (2) split, combine or reclassify any of its outstanding capital stock; (3) issue, sell or agree to issue or sell any securities, including its capital stock, any rights, options or warrants to acquire its capital stock, or securities convertible into or exchangeable or exercisable for its capital stock; (4) purchase, cancel, retire, redeem or otherwise acquire any of its outstanding capital stock or other securities; (5) merge or consolidate with, or transfer all or substantially all of its assets to, another corporation or other business entity; (6) liquidate, wind-up or dissolve (or suffer any liquidation or dissolution); or (7) enter into any contract, agreement, commitment or arrangement with respect to any of the foregoing.

(ii)	CEI shall not (1) acquire any corporation, partnership or other business entity or any interest therein (other than interests in joint ventures, joint operation or ownership arrangements or tax partnerships acquired in the ordinary course of business); (2) except for intracompany transfers or payments in the ordinary course of business and consistent with past practices, make any loans, advances or capital contributions to, or investments in, any person; or (3) enter into any contract, agreement, commitment or arrangement with respect to any of the foregoing. Seller shall cause CEI to use reasonable efforts to consult with Buyer as to any matter covered by this paragraph.

(iii)	CEI shall not (1) incur any indebtedness for borrowed money; (2) incur any other obligation or liability (other than liabilities incurred in the ordinary course of business and consistent with past practices); (3) assume, endorse (other than endorsements of negotiable instruments in the ordinary course of business), guarantee or otherwise become liable or responsible (whether directly, contingently or otherwise) for the liabilities or obligations of any person; or (4) enter into any contract, agreement, commitment or arrangement with respect to any of the foregoing.

(iv)	CEI shall not (1) enter into, or otherwise become liable or obligated under or pursuant to, (A) any employee benefit, pension or other plan (whether or not subject to ERISA), (B) any other stock option, stock purchase, incentive or deferred compensation plans or arrangements or other fringe benefit plan, or (C) any consulting, employment, severance, termination or similar agreement with any person, or amend or extend any such plan, arrangement or agreement; (2) grant, or otherwise become liable for or obligated to pay, any severance or termination payments, bonuses or increases in compensation or benefits to, or forgive any indebtedness of, any employee or consultant; or (3) enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

(v)	CEI shall keep and maintain accurate books and records in the same manner as such books and records are kept and maintained currently.

(vi)	CEI shall not create, incur, assume or permit to exist any Lien on any of its assets, except for Permitted Encumbrances (as defined in Section 5.1(b)) incurred or created in the ordinary course of business.

4.2	Adjustments to the Financial Statements.

(a)	The net working capital of CEI determined in accordance with GAAP as of the Effective Time will equal Zero Dollars ($0.00), or the Cash Purchase Price will be adjusted upward by an amount which is equal to the positive net working capital of CEI as of such date, or the Cash Purchase Price will be adjusted downward by an amount which is equal to the negative net working capital of CEI as of such date.

(b)	Subsequent to Closing, Seller may receive payments for pre-Effective Time amounts owed to CEI for the sale of Hydrocarbons which were not reflected as a “receivable” on the CEI balance sheet. Seller shall remit to Buyer that portion of such amounts so received that are payable to a third party (such as royalty owners, other working interest owners, or taxing authorities).

(c)	Subsequent to Closing, Seller may receive an invoice for payment of money by Seller attributable to goods and services provided to CEI prior to the Effective Time which were not reflected as a “payable” on the CEI balance sheet. Seller shall forward such invoice to Buyer for payment and shall remit to Buyer that portion of the invoice attributable to CEI. Buyer shall be responsible for collecting that portion of the invoice payable by a third party (such as other working interest owners).

(d)	Subsequent to Closing, Buyer may receive payments for pre-Effective Time amounts owed to CEI for the sale of Hydrocarbons which were not reflected as a “receivable” on the CEI balance sheet. Buyer shall remit to Seller the monies received less that portion of such amounts that are payable to a third party (such as royalty owners, other working interest owners, or taxing authorities).

(e)	Subsequent to Closing, Buyer may receive an invoice for payment of money attributable to goods and services provided to CEI prior to the Effective Time which were not reflected as a “payable” on the CEI balance sheet. Buyer shall pay such invoice and Seller shall promptly pay to Buyer, after receipt of an invoice from Buyer, that portion of the invoice attributable to CEI. Buyer shall be responsible for collecting that portion of the invoice payable by a third party (such as other working interest owners).

(f)	Until the Closing Date, Seller shall be entitled to use or distribute cash received by CEI attributable to the Interests provided the distribution does not adversely affect CEI’s ability to conduct its business in its usual and customary manner.

4.3	Tax Liability Other Than Income Taxes.

(a)	The parties acknowledge and agree that the possessory interest taxes assessed against the CEI Oil and Gas Assets by the Jicarilla Apache Tribe (the “Possessory Interest Taxes”) for calendar year 2003 in the amount $101,892.40 were paid by CEI on or before March 15, 2003. That portion of the Possessory Interest Taxes for calendar year 2003 which is attributable to the period of time after the Effective Time shall be credited to Seller as an adjustment to the Cash Purchase Price pursuant to Section 2.2.

(b)	All other Taxes, except income taxes, shall be prorated between Buyer and Seller as of the Effective Time for all taxable periods that include the Effective Time. The prorations required pursuant to the preceding sentence shall be determined by the number of days during the relevant taxable period which elapse before and after the Effective Time. Based on the best current information available as of Closing, the prorations required by this Section shall be made between the parties as an adjustment to the Cash Purchase Price pursuant to Section 2.2 and shall be subject to adjustment in the Final Settlement Statement (as defined in Section 9.1(a)) based on then-current information, which shall then constitute a final settlement of Taxes between the parties. Accordingly, after Closing, subject to adjustment in the Final Settlement Statement, Buyer expressly assumes all obligations and liabilities for all Taxes (other than income taxes) payable by Seller or CEI regardless of whether such Taxes are attributable to the period of time before or after the Effective Time.

4.4	Covenants and Agreements of Buyer. Buyer covenants and agrees with Seller that:

(a)

Buyer shall, subject to the applicable terms of existing operating agreements and to the terms of the Transition Services Agreement to be delivered pursuant to Section 8.3(j), take over operations as of 7:00 a.m. local time at the wellsites on the day after Closing Date, with respect to Seller-operated Wells included in the Interests assigned to Buyer at the Closing. Seller shall recommend to the other working interest owners that Buyer succeed Seller as operator, but Seller has no obligation to assure that Buyer will succeed Seller as operator. Upon taking over operations, Buyer will post all necessary state, federal and local bonds and shall assist Seller in having Seller’s existing bonds released (including those as to which Seller has knowledge as set forth on Schedule 4.4(a)), or in the alternative, having the wells operated by Buyer released from Seller’s existing bond.

(b)	Within 30 days of Closing, Buyer shall immediately file the appropriate documents with the Secretary of State of Colorado and all other states where CEI is registered as a foreign corporation to cause the name of CEI to be changed so that “Cordillera” is removed from the corporate name of CEI. Buyer shall not otherwise use Seller’s name for any purpose.

(c)	Buyer shall use its commercially reasonable efforts to cause the name of Seller or any reference to Seller, to be removed from any signs located on or about any of the Assets within 90 days of Closing.

4.5	Covenants and Agreements of Seller and Buyer. Seller and Buyer covenant to each other as follows:

(a)	Each party shall use its reasonable best efforts to cause the conditions precedent set forth in Article 7, applicable to such party, to be fulfilled and satisfied as soon as practicable by and in any event prior to the Closing.

(b)	With respect to documents required for Closing:

(i)	Seller shall commence the preparation of drafts of all applicable schedules and exhibits to the form of Assignment and Bill of Sale attached hereto as Exhibit B (the “ Assignment”) and shall begin delivering such draft forms to Buyer reasonably promptly so that Buyer can review and agree to such documents between the time of execution of the Agreement and Closing. Seller and Buyer shall jointly prepare a description of major equipment, facilities and fixtures included in the Assets, such description to be appended to a bill of sale delivered by Seller to Buyer at Closing.

(ii)	No later than five (5) days prior to Closing, Seller shall present a proposed preliminary settlement statement (the “Preliminary Settlement Statement”) showing its preliminary calculation of the Cash Purchase Price adjusted in accordance with Article 2 of this Agreement (the “Preliminary Purchase Price”). Buyer shall advise Seller of any proposed changes or objections to the Preliminary Settlement Statement no less than two (2) days prior to Closing and the parties shall thereafter diligently attempt to resolve all issues in regard to the Preliminary Settlement Statement on or before Closing. If such matters cannot be resolved as of the Closing Date, the Cash Purchase Price paid to Seller on the Closing Date shall be the average of the Preliminary Purchase Price amounts proposed by Seller and Buyer and the matter shall be resolved in connection with the Final Settlement Statement pursuant to Section 9.1.(iii)

(c)

Buyer shall be solely responsible for promptly recording the Assignments and any other documents related to the conveyance of the Assets, and shall promptly furnish Seller with the recording information. Buyer shall be responsible for all filings with state, tribal and federal agencies for change of operator, and shall promptly provide Seller with the original approved copies of all such filings, or confirmation thereof. All governmental office recording and filing fees shall be paid by Buyer and where paid by Seller, reimbursed by Buyer promptly after receipt of an invoice. Buyer shall pay all sales taxes, if any, arising from the transactions contemplated by this Agreement.

5.	TITLE MATTERS.

5.1	Defensible Title.

(a)	The term “Defensible Title” shall mean, as to the Interests, such title held by Seller (as to the CEP Oil and Gas Assets on Schedule A-I) or CEI (as to the CEI Oil and Gas Assets on Schedule B-I) that:

(i)	entitles Seller or CEI, as applicable, to receive as to each Well set forth in Schedule A-I or B-I, not less than the “Net Revenue Interest” set forth in Schedule A-I or B-I in the oil, gas and associated liquid and gaseous Hydrocarbons produced, saved and marketed from that Well as to the formations described on Schedule A-I or B-I;

(ii)	obligates Seller or CEI, as applicable, to bear costs and expenses relating to the maintenance, development and operation of each Well set forth on Schedule A-I or B-I in an amount not greater than the “Working Interest” set forth in Schedule A-I or B-I as to the formations described on Schedule A-I or B-I, without a proportionate increase in the Net Revenue Interest;

(iii)	is free from reasonable doubt, such that a willing and reasonable prudent buyer in the business of owning and operating oil and gas properties and with full knowledge of all relevant facts and their legal significance would be willing to accept the title; and

(iv)	is free and clear of Liens (except for Permitted Encumbrances).

As to the PUD locations set forth on Schedule A-I or B-I the working interest and net revenue interest for title defect purposes shall be calculated on the spacing unit basis set forth in Schedule A-I or B-I for that particular PUD. For the purpose of determining Title Defects only, Seller represents and warrants the spacing units set forth on such Schedules comply in all material respects with applicable rules and regulations issued by any governmental authority having jurisdiction.

(b)	The term “Permitted Encumbrances,” as used herein, shall mean, as follows:

(i)	lessors’ royalties, overriding royalties, unitization and pooling designations and agreements, reversionary interests and similar burdens to the extent accounted for in the determination of the Net Revenue Interests set forth in Schedule A-I or B-I;

(ii)	required third party consent to assignment and preferential purchase rights with respect to which written waivers or consents are obtained from the appropriate parties prior to Closing or the appropriate time period for asserting such rights has expired without an exercise of such right;

(iii)	all rights to consent by, required notices to, filings with, or other actions by governmental entities in connection with the sale or conveyance of oil and gas leases or interest therein if the same are customarily obtained subsequent to such sale or conveyance;

(iv)	easement, right-of-way, servitudes, permits, surface leases and other rights with respect to surface operations, and pipelines, grazing, logging, canals, ditches, reservoirs or the like as to surface interests only; and easements for streets, alleys, highways, pipelines, telephone lines, power lines, railways and other easements and rights-of-way, on, over or in respect of the surface of any of the Interests, in each case that do not operate to materially interfere with the operation of the Interests in the manner as they have been historically operated;

(v)	materialmen’s, mechanics’, tax and other similar Liens or charges arising in the ordinary course of business incidental to construction, maintenance or operation of any of the Interests (i) if they have not been filed pursuant to law, (ii) if filed, they have not yet become due and payable or payment is being withheld as provided by law, or (iii) if their validity is being contested in good faith in the ordinary course of business by appropriate action;

(vi)	Liens to be released at Closing; and

(vii)	any other Liens or irregularities of any kind whatsoever affecting the Interests of the type usual in the area and customarily waived by a reasonably prudent operator or accepted by a reasonably prudent purchaser, and that individually or in the aggregate would not reasonably be expected to materially adversely affect the title to or value of the Interests, and will not prevent Buyer, as Seller’s successor-in-interest, from receiving the proceeds of production and that do not operate to (i) reduce the Net Revenue Interest of Seller or CEI below that set forth on Schedule A-I or B-I, (ii) increase the Working Interest of Seller or CEI above that set forth on Schedule A-I or B-I without a proportionate increase in the Net Revenue Interest of Seller or CEI; or (iii) materially interfere with the operation of the Interests.

(c)

The term “Title Defect” as used herein shall mean any defect in Seller’s or CEI’s title to a Well that renders its title to the Well less than Defensible Title. The term “Allocated Value” as used herein means the value allocated to the Well as set forth in Schedule A-I or B-I hereto. Notwithstanding the above, a Title Defect shall not result from a gap in the chain of title of documents filed in any of the records of the BIA, BLM, any Tribe, or any other governmental depository if an appropriate assignment is filed in the county records or is located in the files of Seller and promptly and validly recorded by Seller after its identification. In addition, Buyer acknowledges that certain assignments into CEI are pending approval by the Jicarilla Apache Tribe. The lack of such approval or the lack of approval of prior assignments shall not be the basis for a Title Defect on such Tribal leases.

5.2	Cash Purchase Price Adjustments for Title Defects.

(a)	No adjustment to the Cash Purchase Price for Title Defects shall be made (i) for any individual Title Defect if the value of such Title Defect is less than $25,000, and (ii) unless and until the aggregate value of all Title Defects and Environmental Resolution Costs for Environmental Defects that individually equal or exceed $25,000 exceeds $3,000,000, and then only to the extent and in the amount that the aggregate value of such Title Defects and Environmental Resolution Costs for Environmental Defects exceeds $1,000,000.

(b)	Buyer shall give Seller written notice of Title Defects 5 days prior to the Closing Date. Such notice shall be in writing and shall include: (i) a description of the Title Defect, (ii) the Allocated Value of the Well affected by the Title Defect and (iii) the amount by which Buyer believes the Allocated Value of such Well has been reduced because of such Title Defect. Buyer agrees that Buyer shall only notify Seller of Title Defects it believes in good faith, after reasonable investigation, are bona fide based upon objective criteria.

(c)

Subject to the limitation contained in Section 5.2(a), Seller and Buyer shall in good faith attempt to resolve such asserted Title Defects prior to the Closing Date by means of the following options: (i) Buyer agrees in writing that the Title Defect has been removed, (ii) Buyer agrees to waive the relevant Title Defect and purchase the affected Interests notwithstanding the defect, or (iii) Buyer and Seller agree in writing to an amount by which the Allocated Value of the Well has been reduced and the Cash Purchase Price is reduced by such amount in accordance with Section 2.2. If Seller and Buyer cannot agree as to the resolution of a particular Title Defect asserted by Buyer prior to 3 days before Closing and if the aggregate amount of all asserted Title Defects and Environmental Defects exceeds $3,000,000, in addition to the adjustment to the Cash Purchase Price for Title Defects for which the parties agree as to the amount of the reduction, the Cash Purchase Price shall also be adjusted for such disputed Title Defects in the aggregate amount asserted by Buyer for all such unresolved Title Defects under 5.2(b)(iii) above (the “Dispute Adjustment”). After Closing, Seller and Buyer shall continue to attempt in good faith to resolve the disputed Title Defects and if the parties cannot reach resolution of these Defects, such Defects shall be submitted to arbitration in the time and manner provided for in Section 5.3 below. If any disputed Title Defect is resolved after Closing without going to arbitration, any portion of the Dispute Adjustment attributable to such Title Defect to which Buyer and Seller agree that the Seller is entitled shall be paid by Buyer to Seller within 5 days of reaching agreement. Prior to Closing, Seller may request that the amount of the Dispute Adjustment shall be placed in an escrow account with an escrow agent mutually agreeable to the Parties until either resolved by the Parties after Closing or by the arbitrator under Section 5.3.

(d)	If there has been any downward adjustment in the Cash Purchase Price pursuant to Section 5.2(c), and if, prior to 5 days before the Closing Date, Seller discovers that it owns a greater net revenue interest in a Well than the net revenue interest for such Well set forth in Exhibit A-I or B-I hereof, Seller shall promptly notify Buyer thereof. The increase in Allocated Value, if any (determined in a manner similar to any reduction for a Title Defect as set forth in Section 5.2(c)), shall be a credit to Seller against any downward adjustments to the Cash Purchase Price as a result of agreed Title Defects asserted by Buyer.

5.3	Arbitration for Title Defects. Any alleged Title Defects for which the parties cannot agree on a resolution within 30 days after the Closing Date shall be promptly submitted to binding arbitration before an oil and gas lawyer chosen by the parties. The arbitrator shall determine the amount by which the Allocated Value of the affected Interest is reduced, if any, and that amount shall be paid by Seller to Buyer, or the difference in such amount and the amount the Cash Purchase Price is adjusted under 5.2(c) for disputed Title Defects which are submitted to arbitration shall be paid by Buyer to Seller, as appropriate, within 5 days of the decision of the arbitrator. The arbitrator shall be bound by the provisions of this Agreement and shall be instructed by the parties to determine the effect of the disputed title matter by one of the means set forth in Section 5.2(c)(iii) above.

5.4	Waiver of Title Defects. Buyer shall be deemed to have waived all Title Defects of which Seller has not been given notice by Buyer within 5 days prior to the Closing Date and all Title Defects that the parties agree do not meet the thresholds for an adjustment to the Cash Purchase Price set forth in Section 5.2(a). This Article 5 shall exclusively govern all adjustments under this Agreement for title matters relating to the Interests.

5.5	Preferential Rights and Consents.

(a)	Some of the Leases are subject to preferential rights to purchase in favor of third parties or third party consents to assignment and notices of sale. The form and content of all solicitations for the waivers and consents affecting the Interests shall be determined jointly by Seller and Buyer but shall not be inconsistent with any of the terms of this Agreement. Seller shall deliver such solicitations in writing to the affected third parties as soon as practicable after the date hereof.

(b)

In the event a third party exercises an applicable preferential right to purchase any of the Interests prior to the Closing Date, the affected Interests shall be removed from this Agreement and the Cash Purchase Price shall be adjusted by the Allocated Value of the Interests. In the event such third party fails or refuses to close on such preferential right within 60 days of the date of such third party’s exercise of its preferential right, Buyer shall purchase such affected interest covered by the preferential right for the Allocated Value as of the Effective Time and the closing for such transaction shall take place on a mutually acceptable date not more than thirty (30) days following such failure or refusal. If any preferential right to purchase any portion of the Interests is exercised after the Closing Date, such affected portion of the Interests shall not be treated as a Title Defect, and no adjustment shall be made on account of such exercise. All Interests that are subject to preferential rights to purchase that have not been exercised as of such date and time shall be conveyed to Buyer at the Closing. If any such preferential right is exercised after such date and time, Buyer agrees to convey such affected Interests to the party exercising such right on the same terms and conditions under which Seller conveyed such Interests to Buyer. Buyer shall retain all amounts paid by the party exercising such preferential right to purchase. In the event of such exercise, Buyer shall prepare a form of conveyance of such interest from Buyer to such exercising party, such conveyance to be in form and substance as provided in this Agreement, except that such conveyance shall be made free and clear of all liens, encumbrances, royalty interests, production payments and other charges or defects created by, through or under Buyer.

5.6	Casualty Loss. If subsequent to the date of this Agreement and, prior to the Closing, all or any material portion of the Interests to be conveyed to Buyer at the Closing is destroyed by fire or other casualty, is taken in condemnation or under the right of eminent domain or proceedings for such purposes are pending or threatened, Buyer shall purchase such Interest notwithstanding any such destruction, taking or pending or threatened taking and the Cash Purchase Price shall be adjusted by the amount of all sums paid to Seller by third parties by reason of the destruction or taking of such Interests. Seller shall assign, transfer and set over unto Buyer all of the right, title and interest of Seller in and to any unpaid awards or other payment from third parties arising out of the destruction, taking or pending or threatened taking as to such Interests. Seller shall not voluntarily compromise, settle or adjust any material amount payable by reason of any material destruction, taking or pending or threatened taking as to the Interests without first obtaining the written consent of Buyer.

6.	ENVIRONMENTAL MATTERS.

6.1

Environmental Obligations. UPON CLOSING, EXCEPT AS OTHERWISE PROVIDED IN SECTION 6.4 AND MATTERS FOR WHICH BUYER IS ENTITLED TO INDEMNIFICATION FROM SELLER PURSUANT TO SECTION 9.6(a), BUYER (i) SHALL ASSUME ALL LIABILITY AND COSTS ARISING UNDER ENVIRONMENTAL LAWS WITH REGARD TO THE INTERESTS ASSIGNED TO BUYER HEREUNDER, INCLUDING BUT NOT LIMITED TO (A) THE LEASES, EQUIPMENT AND ANY PRODUCTION CONTAINING HAZARDOUS MATERIALS, INCLUDING BUT NOT LIMITED TO LIABILITY AND COSTS FOR NATURALLY OCCURRING RADIOACTIVE MATERIAL (NORM), (B) VIOLATIONS OF ENVIRONMENTAL LAWS OR PERMITS AND (C) THE EXISTENCE OR PRESENCE OF ADVERSE PHYSICAL CONDITIONS, INCLUDING BUT NOT LIMITED TO UNKNOWN OR ABANDONED OIL AND GAS WELLS, WATER WELLS, SUMPS AND PIPELINES THAT MAY NOT HAVE BEEN REVEALED BY BUYER’S INVESTIGATION; AND (ii) HEREBY EXPRESSLY AGREES TO PROTECT, RELEASE, DEFEND, INDEMNIFY AND HOLD SELLER, ITS OFFICERS, DIRECTORS, REPRESENTATIVES, AGENTS AND ITS EMPLOYEES FREE AND HARMLESS FROM AND AGAINST

ANY AND ALL COSTS, EXPENSES, CLAIMS, DEMANDS, LITIGATION COSTS AND ATTORNEYS FEES (TO THE EXTENT REASONABLE IF SUCH ATTORNEYS ARE ENGAGED BY SELLER), AND CAUSES OF ACTION OF EVERY KIND AND CHARACTER, INCLUDING BUT NOT LIMITED TO INJURIES OR DEATH TO PERSONS, DAMAGES TO OR LOSS OF PROPERTY, ENVIRONMENTAL CLAIMS OR VIOLATIONS OF ENVIRONMENTAL LAWS, ARISING OUT OF THE USE, OPERATION, OCCUPANCY, OCCUPATION, RESALE OR ABANDONMENT OF THE INTERESTS ASSIGNED TO BUYER HEREUNDER REGARDLESS OF WHETHER THE CLAIM IS A RESULT OF AN ACT OR OMISSION OCCURRING OR CONDITION EXISTING PRIOR TO OR AFTER THE CLOSING DATE. THE PARTIES ACKNOWLEDGE AND AGREE THAT THE INDEMNITY PROVIDED FOR IN THIS SECTION COMPLIES WITH THE EXPRESS NEGLIGENCE RULE.

IF ANY TERM OR OTHER PROVISION OF THIS INDEMNIFICATION IS INVALID, ILLEGAL, OR INCAPABLE OF BEING ENFORCED BY ANY RULE OF LAW OR PUBLIC POLICY, ALL OTHER CONDITIONS AND PROVISIONS OF THIS INDEMNIFICATION SHALL NEVERTHELESS REMAIN IN FULL FORCE AND EFFECT SO LONG AS THE ECONOMIC OR LEGAL SUBSTANCE OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT REMAIN IN EFFECT. BUYER REPRESENTS THAT IT HAS HAD AN ADEQUATE OPPORTUNITY TO REVIEW THE INDEMNITY PROVISION CONTAINED IN THIS SECTION 6.1, INCLUDING THE OPPORTUNITY TO SUBMIT THE SAME TO LEGAL COUNSEL FOR REVIEW AND COMMENT, AND UNDERSTANDS THE INDEMNITY OBLIGATIONS CONTAINED HEREIN.

6.2	Definition of Environmental Claim and Environmental Law. For purposes of this Agreement, (i) “Claim” shall mean any action, suit, loss, cost, expense, penalty, sanction, investigation, proceeding, demand, claim or written notice by any person; (ii) an “Environmental Claim” shall mean any Claim alleging or inquiring as to potential liability arising under any Environmental Law with respect to the Interests, (iii) “Environmental Laws” shall mean all applicable laws, statutes, ordinances, permits, orders, judgments, rules or regulations which are promulgated, issued or enacted by a governmental entity or tribal authority as of the Effective Time having appropriate jurisdiction relating to the protection of the public health, safety, welfare, and the environment, including, without limitation, those that relate to the prevention of pollution or environmental damage, the remediation of pollution or environmental damage, or the protection of the environment generally; including without limitation, the Clean Air Act, as amended, the Clean Water Act, as amended, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, the Federal Water Pollution Control Act, as amended, the Resource Conservation and Recovery Act of 1976, as amended, the Safe Drinking Water Act, as amended, the Toxic Substance and Control Act, as amended, the Emergency Planning and Community Right-To-Know Act of 1986, as amended, the Hazardous and the Solid Waste Amendments Act of 1984, as amended, and the Oil Pollution Act of 1990, as amended, and are in effect as of the Effective Time, (v) “Environmental Defect” shall mean any Environmental Claim relating to an Interest existing as of the Effective Time and not fully and finally resolved as of the Closing Date.

6.3

Waiver. BUYER HEREBY RELEASES AND WAIVES ALL CLAIMS THAT BUYER MAY HAVE AGAINST SELLER WITH RESPECT TO THE FOLLOWING AND SHALL INDEMNIFY SELLER AGAINST ANY CLAIMS MADE BY THIRD PARTIES WITH RESPECT THERETO IN ACCORDANCE

WITH SECTIONS 9.6(b), 9.7, 9.8 AND 9.9: (i) ENVIRONMENTAL DEFECTS NOT INCLUDED IN A NOTICE TIMELY DELIVERED BY BUYER TO SELLER PURSUANT TO SECTION 6.4 AND FOR WHICH BUYER IS NOT ENTITLED TO INDEMNITY UNDER SECTION 9.6(a); AND (ii) ENVIRONMENTAL DEFECTS AS TO WHICH SELLER HAS DELIVERED TO BUYER THE DOLLAR AMOUNTS AS PROVIDED IN SECTION 6.4 OR FOR WHICH THE PARTIES HAVE OTHERWISE REACHED AGREEMENT AS TO THE RESOLUTION OF THE DEFECT; PROVIDED THAT SUBJECT TO SECTION 9.12, BUYER SHALL HAVE NO OBLIGATION WITH RESPECT TO ANY LIABILITY UNDER ENVIRONMENTAL LAW ARISING (A) FROM SELLER’S INTENTIONALLY UNLAWFUL, OR GROSSLY NEGLIGENT, ACTS OR OMISSIONS OR (B) FROM SELLER’S TRANSPORTATION, TREATMENT, STORAGE, DISPOSAL OR RELEASE OFF-SITE FROM THE LANDS, PRIOR TO THE EFFECTIVE TIME, OF ANY MATERIAL, SUBSTANCE OR WASTE LISTED, REGULATED OR DEFINED UNDER ANY ENVIRONMENTAL LAW, OTHER THAN AND NOT INCLUDING PRODUCED WATER, USED DRILLING MUDS, AND ANY OTHER MATERIALS COVERED BY AND INCLUDED WITHIN THE EXEMPTION OF OIL AND GAS EXPLORATION AND PRODUCTION WASTES FROM FEDERAL HAZARDOUS WASTE REGULATIONS UNDER THE RESOURCE RECOVERY AND CONSERVATION ACT, AS AMENDED, TRANSPORTED TO OR DISPOSED OF AT A FACILITY OR SITE OF A THIRD PARTY WHICH HAD ALL NECESSARY PERMITS TO RECEIVE SUCH WATER, MUDS AND MATERIALS AT THE TIME OF SUCH TRANSPORTATION OR DISPOSAL. BUYER ACKNOWLEDGES THAT IT HAS HAD AN ADEQUATE OPPORTUNITY TO REVIEW THE WAIVER PROVISION CONTAINED IN THIS SECTION 6.3, INCLUDING OPPORTUNITY TO SUBMIT THE SAME TO LEGAL COUNSEL FOR REVIEW AND COMMENT, AND UNDERSTANDS THE RIGHTS BEING WAIVED HEREIN.

6.4	Purchase Price Adjustments for Environmental Defects. Prior to 5 days before the Closing Date, Buyer may notify Seller in writing of any Environmental Defects and Buyer’s estimate of the present value of the expected cost to fully and finally resolve each Environmental Defect to Buyer’s reasonable satisfaction, employing such commercially reasonable and cost effective means as are required to comply with applicable requirements or otherwise avoid liability under any Environmental Laws, and taking into account any uncertainty as to whether such costs will actually be incurred (“Environmental Resolution Costs”). Upon Seller’s receipt of such notice, Seller and Buyer shall either (i) agree on an adjustment to the Purchase Price which adjustment shall reflect the Environmental Resolution Costs or (ii) agree that Buyer or Seller may remedy the Environmental Defect at Seller’s sole cost and expense. If the parties cannot agree on a course of action, option (i) above shall apply and Buyer and Seller shall act in accordance with Section 6.5. Notwithstanding the foregoing, no adjustment to the Purchase Price for any Environmental Defect shall be made (i) for any individual Environmental Defect if the Environmental Resolution Cost to fully and finally resolve such Environmental Defect in accordance with this Section 6.4 is less than $25,000, and (ii) unless and until the aggregate Environmental Resolution Costs for all Environmental Defects and Title Defects that individually equal or exceed $25,000 collectively exceed $3,000,000 and then only to the extent and in the amount that the aggregate value of such Title Defects and Environmental Resolution Costs for Environmental Defects exceed $1,000,000.

6.5

Arbitration for Environmental Defects. In the event Buyer and Seller are unable to agree on the validity of the claim of the Environmental Defect or on an estimate of Environmental Resolution Costs or before 30 days after the Closing Date, either of the parties shall submit the matter for arbitration to an independent qualified and recognized environmental professional chosen by the parties (“the Environmental Arbitrator”) within 60 days of the Closing Date. The Environmental Arbitrator shall determine the amount by which the Purchase Price shall be adjusted for the affected Interest, if any, and that amount shall be paid by Seller to Buyer within 5 days of the decision of the Environmental Arbitrator. The arbitration shall be conducted in Denver, Colorado, and, if requested by the Environmental Arbitrator or by either Seller or Buyer, shall be conducted pursuant to the Commercial Arbitration Rules (“CAR”) of the American Arbitration Association then in effect. The Environmental Arbitrator shall resolve the dispute by means of written findings of fact and conclusions of law within 30 days after the hearing is closed. In addition, and notwithstanding the CAR or choice-of-law principles of any jurisdiction, the arbitrators shall be bound by and shall resolve any dispute in accordance with the substantive law of the State of Texas, federal law as enunciated by the federal courts situated in the Fifth Circuit, and all Texas rules relating to the admissibility of evidence, including, without limitation, all relevant privileges and the attorney work product doctrine but referring to the law of the jurisdictions where the disputed Environmental Defects arise as necessary to determine the nature and extent of such Environmental Defects. The arbitrators’ award shall be final, nonappealable and binding upon the parties, subject only to the provisions of 9 U.S.C. § 10, and may be entered as a judgment in any court of competent jurisdiction.

6.6	Limitations. NOTWITHSTANDING ANYTHING TO THE CONTRARY, THIS ARTICLE 6 AND THE INDEMNITY OF SELLER AS SET FORTH IN SECTION 9.6(a) ARE INTENDED TO BE THE SOLE AND EXCLUSIVE REMEDY THAT BUYER SHALL HAVE AGAINST SELLER WITH RESPECT TO ANY MATTER OR CIRCUMSTANCE RELATING TO ENVIRONMENTAL LAWS, THE RELEASE OF MATERIALS INTO THE ENVIRONMENT OR PROTECTION OF THE ENVIRONMENT OR HEALTH AND SAFETY. EXCEPT AS SET FORTH IN ARTICLE 6 AND MATTERS FOR WHICH BUYER IS ENTITLED TO INDEMNIFICATION FROM SELLER PURSUANT TO SECTION 9.6(a), BUYER HEREBY RELEASES AND DISCHARGES ANY AND ALL CLAIMS AT LAW OR IN EQUITY, INCLUDING BUT NOT LIMITED TO ENVIRONMENTAL CLAIMS, KNOWN OR UNKNOWN, WHETHER NOW EXISTING OR ARISING IN THE FUTURE, CONTINGENT OR OTHERWISE, AGAINST SELLER WITH RESPECT TO ANY MATTER OR CIRCUMSTANCE RELATING TO ENVIRONMENTAL LAWS, THE RELEASE OF MATERIALS INTO THE ENVIRONMENT OR PROTECTION OF THE ENVIRONMENT OR HEALTH AND SAFETY. BUYER ACKNOWLEDGES THAT SELLER HAS NOT MADE AND WILL MAKE NO REPRESENTATION OR WARRANTY REGARDING ANY MATTER OR CIRCUMSTANCE RELATING TO ENVIRONMENTAL LAWS OR ENVIRONMENTAL CLAIMS, THE RELEASE OF MATERIALS INTO THE ENVIRONMENT OR PROTECTION OF THE ENVIRONMENT OR HEALTH AND SAFETY. EXCEPT AS SET FORTH IN ARTICLE 6 AND MATTERS FOR WHICH BUYER IS ENTITLED TO INDEMNIFICATION FROM SELLER PURSUANT TO SECTION 9.6(a), BUYER HEREBY AGREES TO ASSUME THE RISK THAT THE INTERESTS MAY CONTAIN WASTE MATERIALS, INCLUDING NATURALLY OCCURRING RADIOACTIVE MATERIALS OR HAZARDOUS SUBSTANCES, AND THAT ADVERSE PHYSICAL CONDITIONS, INCLUDING THE PRESENCE OF UNKNOWN ABANDONED OIL AND GAS WELLS, WATER WELLS, SUMPS AND PIPELINES, MAY NOT HAVE BEEN REVEALED BY BUYER’S INVESTIGATION.

7.	CONDITIONS TO CLOSING.

7.1	Seller’s Conditions. The obligations of Seller at the Closing are subject to the satisfaction at or prior to the Closing of the following conditions:

(a)	All representations and warranties of Buyer contained in this Agreement shall be true in all material respects at and as of the Closing as if such representations and warranties were made at and as of the Closing and Buyer shall have performed and satisfied all covenants and agreements in all material respects required by this Agreement to be performed and satisfied by Buyer at or prior to the Closing;

(b)	No order shall have been entered by any court or governmental agency having jurisdiction over the parties or the subject matter of this Agreement that enjoins, restrains or prohibits the purchase and sale contemplated by this Agreement and which remains in effect at the time of such Closing; and

(c)	The aggregate sum of the cost of any Title Defects and Environmental Resolution Costs shall not exceed ten percent (10%) of the Cash Purchase Price.

7.2	Buyer’s Conditions. The obligations of Buyer at the Closing are subject to the satisfaction at or prior to the Closing of the following conditions:

(a)	All representations and warranties of Seller contained in this Agreement shall be true in all respects at and as of the Closing as if such representations and warranties were made at and as of the Closing and Seller shall have performed and satisfied all covenants and agreements in all respects required by this Agreement to be performed and satisfied by Seller at or prior to the Closing; provided, that the foregoing condition shall be deemed not satisfied only if the extent of any and all noncompliance thereof adversely affects the value of the Assets, or would result in the incurrence by Buyer of liabilities, obligations or costs on or after the Closing Date, in excess of $10 million;

(b)	No order shall have been entered by any court or governmental agency having jurisdiction over the parties or the subject matter of this Agreement that enjoins, restrains or prohibits the purchase and sale contemplated by this Agreement and which remains in effect at the time of such Closing;

(c)	The aggregate sum of the cost of any Title Defects and Environmental Resolution Costs shall not exceed ten percent (10%) of the Cash Purchase Price;

(d)	The preferential rights described in Section 5.5 shall not have been exercised for Interests representing more than ten percent (10%) of the Purchase Price based upon the Allocated Value thereof;

(e)	There shall not have occurred aggregate casualty losses to the Assets as described in Section 5.6 in an amount exceeding ten percent (10%) of the Purchase Price; and

(f)	No action, suit or proceeding shall be pending or threatened before any court or administrative agency of any federal, state or local jurisdiction wherein an unfavorable judgment, order, decree ruling or charge that could adversely affect the value of the Assets or could result in the incurrence by Buyer of liabilities, obligations or costs on or after the Closing Date related to the Assets in excess of $10 million; (and no such judgment, order, decree, ruling, or charge shall be in effect).

8.	CLOSING.

8.1	Date of Closing. Unless the parties agree otherwise in writing and subject to the conditions stated in this Agreement, the consummation of the transactions contemplated hereby (the “Closing”) shall be held on or before October 1, 2003. The “Closing Date” shall be October 1, 2003, or such other date as the parties mutually agree.

8.2	Place of Closing. The Closing shall be held at the offices of Seller in Greenwood Village, Colorado or such other location as is mutually agreed by Buyer and Seller.

8.3	Closing Obligations. At the Closing the following events shall occur, each being a condition precedent to the others and each being deemed to have occurred simultaneously with the others:

(a)	Seller and Buyer shall execute, acknowledge and deliver the Assignment. Seller shall also deliver sufficient counterparts of the Assignment to facilitate the recording thereof in each relevant county together with such additional counterparts on forms satisfactory for filing with applicable federal, state and tribal authorities.

(b)	Buyer shall deliver to Seller the Preliminary Cash Purchase Price by direct bank or wire transfer in immediately available federal funds.

(c)	Seller shall prepare and make such notices of change in operatorship for those Seller-operated Wells for which Buyer has taken over operations as are reasonable and customary in the industry.

(d)	Seller shall deliver to Buyer the certificate for the Stock, free and clear of all Liens.

(e)	Seller shall deliver UCC-3 termination statements, releases of mortgages and such other releases of any Liens under any existing credit facility (or, at the request of the appropriate lender, assignments in lieu thereof), except those set forth in Schedule 8.3(e).

(f)	Seller shall execute and deliver to Buyer an affidavit of non-foreign status and no requirement for withholding under Section 1445 of the Code.

(g)	Seller shall deliver to Buyer resignations of all officers and members of the Board of Directors of CEI so that Buyer may elect its nominees as members of the Board of Directors.

(h)	Seller and CEI shall terminate, or assign to Buyer, the Management Agreement entered into between such parties, as requested by Buyer.

(i)	Buyer and Seller shall execute the Transition Agreement in the form of Exhibit D hereto and the Warrant Agreement in the form of Exhibit A hereto.

(j)	Seller and Buyer shall execute and deliver typical and customary officers’ and secrtary’s certificates in respect of the Closing.

(k)	Seller shall deliver to Buyer good standing certificates with respect to Seller and CEI for those jurisdictions where Seller and CEI are organized or qualified to do business.

(l)	Buyer shall deliver to Seller good standing certificates with respect to Buyer for those jurisdictions related to the Assets where Buyer is organized or qualified to do business.

9.	OBLIGATIONS AFTER CLOSING.

9.1	Post-Closing Adjustment Procedure.

(a)	As soon as practicable after the Closing Date, but no later than 90 days after the Closing Date, Seller shall prepare and deliver to Buyer, in accordance with this Agreement and generally accepted accounting principles, a statement (the “Final Settlement Statement”) setting forth each adjustment or payment that was not finally determined as of the Closing Date and showing the calculation of such adjustments. Within fifteen (15) days after receipt of the Final Settlement Statement, Buyer shall deliver to Seller a written report containing any changes that Buyer proposes be made to the Final Settlement Statement. The parties shall undertake to agree with respect to the amounts due pursuant to such post-closing adjustment no later than fifteen (15) days after Seller has received Buyer’s proposed changes. The date upon which such agreement is reached or upon which the “Final Cash Purchase Price” is established, shall be called the “Final Settlement Date.” If (i) the Final Cash Purchase Price is more than the Preliminary Cash Purchase Price, Buyer shall pay in immediately available federal funds the amount of such difference to Seller or to Seller’s account (as designated by Seller), or (ii) the Final Cash Purchase Price is less than the Preliminary Cash Purchase Price, Seller shall pay in immediately available federal funds the amount of such difference to Buyer or to Buyer’s account (as designated by Buyer).

(b)

Should the parties be unable to resolve any disagreements with respect to the Final Settlement Statement, such disagreement shall, at the earliest practicable date, be referred, by either or both of the parties, to PriceWaterhouseCoopers (the “Accounting Firm”), along with all audit reports, work papers, schedules and calculations related to the matter in dispute. Within twenty-five (25) days after such submission, the Accounting Firm shall issue a letter report determining the Final Settlement Statement, which shall be final and binding. Any fees and expenses incurred in resolving disputes shall be borne equally by Seller and Buyer. Payment of any amounts owed under the Final Settlement Statement is due three (3) business days from the date Seller and Buyer agree in writing on the Final Settlement Statement, or five (5) business days from the determination of the Final Settlement Statement by the Accounting Firm, whichever is later. Interest will be applied at the prime rate announced from time to time by Bank One N.A. (the “Prime Rate”) to any amounts if not paid when due from the date such payment is due.

9.2	Files and Records. At the Closing (or as soon thereafter as practicable), or as provided in the Transition Agreement, Seller shall deliver to Buyer originals of all of Seller’s files and records relating to the Interests (in electronic or hard-copy form, as the case may be), along with an inventory of same. Seller may retain copies of any records or data (i) necessary for Seller to discharge its post-closing responsibilities under Section 9.3 or (ii) necessary for Seller to respond to Title or Environmental Defects. After Closing Buyer shall make available for Seller, including sending a copy of the file to Seller along with the notice of the defect if convenient for both parties, any files or records reasonably required by Seller to research or respond to Title or Environmental Defects. Buyer shall retain and make available to Seller as needed for three full calendar years following the Closing Date, in Buyer’s office during normal business hours, files and records relating to the Interests. Seller shall retain division order files until the last day of the month for which Seller retains disbursement responsibilities.

9.3	Post Closing Administrative Accounting Responsibilities.

(a)	Seller shall undertake the obligations set forth in the Transition Agreement (delivered pursuant to Section 8.3(i)).

(b)	Seller acknowledges that, in order to comply with requirements of Regulation S-X promulgated by the Securities and Exchange Commission, Buyer may need to engage independent public accountants (the “PA”) to conduct an audit and provide an audit opinion in accordance with generally accepted auditing principles in the United States of historical financial statements derived for the business representing the Assets (excluding the Excluded Assets) (collectively, the “Audited Financial Statements”). Notwithstanding any other provision of this Agreement, Seller shall provide such access to its books and records, and shall otherwise provide whatever other assistance is reasonably necessary (including, but not limited to, executing appropriate and reasonable representation letters to the PA), to enable Buyer and the PA to prepare and audit the Audited Financial Statements within 75 days of the Closing Date.

(c)

Seller covenants to deliver to Buyer, within thirty (30) days after Closing, in a mutually agreeable electronic format, the following information with respect to all funds which Seller is holding as of the Closing Date that are owing to third party owners of royalty, overriding royalty, or working interests in respect of past production of Hydrocarbons attributable to the Interests (referred to herein as “Suspense Accounts”): owner name, owner number, owner social security number

(if known to Seller), reason for suspense, and the amount of suspense funds payable for each entry, together with monthly line item production detail for all suspense entries. Buyer shall assume all responsibility and liability for the Suspense Accounts.

(d)	Promptly after Closing, Seller shall prepare and present to Buyer for review and approval the form of transfer orders or letters in lieu and associated exhibits thereof in a form reasonably acceptable to Buyer (“Letters in Lieu”). Prior to December 31, 2003, Seller and Buyer shall execute, acknowledge and deliver transfer orders or Letters in Lieu thereof directing purchasers of production to make payment to Buyer of proceeds attributable to production from the Interests assigned to Buyer.

9.4	Further Assurances. Each party shall, from time to time at the request of the other, and without further consideration, execute and deliver such other instruments of sale, transfer, conveyance, assignment, clarification and termination and take such other action as the party making the request may require to effectuate the intentions of the parties, including those required to sell, transfer, convey and assign to, and vest in Buyer, and to place Buyer in possession of the Assets. Seller intends to convey the Assets at Closing; however, in the event it is determined after Closing that: (i) any part of the Assets was not in fact conveyed to Buyer, and that the title to any part of the Assets is incorrectly in the name of Seller; (ii) any Excluded Asset is conveyed to Buyer and that the title to such Excluded Asset is incorrectly in the name of Buyer; then each party shall take all such action necessary to correctly convey any part of Assets to Buyer, or any part of the Excluded Assets to Seller.

9.5	Assumption of Obligations.

(a)	IF CLOSING OCCURS, BUYER SHALL BE RESPONSIBLE FOR AND SHALL PAY AND BEAR ALL OF THE ASSUMED LIABILITIES.

(b)	SELLER SHALL BE RESPONSIBLE FOR AND SHALL PAY AND BEAR ALL OF THE EXCLUDED LIABILITIES.

(c)	BUYER ACKNOWLEDGES THAT, EXCEPT AS SET FORTH IN ARTICLE 3 ABOVE, SELLER HAS NOT MADE, AND SELLER HEREBY EXPRESSLY DISCLAIMS AND NEGATES, ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, RELATING TO THE CONDITION OF ANY REAL OR IMMOVABLE PROPERTY, PERSONAL OR MOVABLE PROPERTY, EQUIPMENT, INVENTORY, MACHINERY AND FIXTURES CONSTITUTING PART OF THE INTERESTS INCLUDING, WITHOUT LIMITATION, (i) ANY IMPLIED OR EXPRESS WARRANTY OF MERCHANTABILITY, (ii) ANY IMPLIED OR EXPRESS WARRANTY OF FITNESS FOR A PARTICULAR PURPOSE, (iii) ANY IMPLIED OR EXPRESS WARRANTY OF CONFORMITY TO MODELS OR SAMPLES OF MATERIALS, (iv) ANY RIGHTS OF BUYER UNDER APPROPRIATE STATUTES TO CLAIM DIMINUTION OF CONSIDERATION OR RETURN OF THE CASH PURCHASE PRICE, (v) ANY IMPLIED OR EXPRESS WARRANTY OF FREEDOM FROM REDHIBITORY VICES OR DEFECTS OR OTHER VICES OR DEFECTS, WHETHER KNOWN OR UNKNOWN, (vi) ANY IMPLIED OR EXPRESS

WARRANTY OF FREEDOM FROM PATENT OR TRADEMARK INFRINGEMENT, (vii) ANY IMPLIED OR EXPRESS WARRANTY REGARDING ENVIRONMENTAL LAWS, THE RELEASE OF MATERIALS INTO THE ENVIRONMENT INCLUDING NATURALLY OCCURRING RADIOACTIVE MATERIAL, OR PROTECTION OF THE ENVIRONMENT OR HEALTH AND SAFETY, IT BEING THE EXPRESS INTENTION OF BUYER AND SELLER THAT, EXCEPT AS OTHERWISE SET FORTH IN THIS AGREEMENT, THE REAL OR IMMOVABLE PROPERTY, PERSONAL OR MOVABLE PROPERTY, EQUIPMENT, INVENTORY, MACHINERY AND FIXTURES SHALL BE CONVEYED TO BUYER AS IS AND IN THEIR PRESENT CONDITION AND STATE OF REPAIR.

(d)	SELLER HEREBY EXPRESSLY NEGATES AND DISCLAIMS, AND BUYER HEREBY WAIVES AND ACKNOWLEDGES THAT, EXCEPT AS OTHERWISE SET FORTH IN THIS AGREEMENT, SELLER HAS NOT MADE ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, RELATING TO (i) THE ACCURACY, COMPLETENESS OR MATERIALITY OF ANY INFORMATION, DATA OR OTHER MATERIALS WRITTEN OR ORAL FURNISHED TO BUYER BY OR ON BEHALF OF SELLER OR (ii) PRODUCTION RATES, RECOMPLETION OPPORTUNITIES, DECLINE RATES, GEOLOGICAL OR GEOPHYSICAL DATA OR INTERPRETATIONS, THE QUALITY, QUANTITY, RECOVERABILITY OR COST OF RECOVERY OF ANY HYDROCARBON RESERVES, ANY PRODUCT PRICING ASSUMPTIONS, OR THE ABILITY TO SELL OR MARKET ANY HYDROCARBONS AFTER CLOSING.

9.6	Indemnification. FROM AND AFTER THE CLOSING DATE, BUYER AND SELLER SHALL INDEMNIFY EACH OTHER AS FOLLOWS:

(a)

For 6 months after the Closing Date, SELLER, EnCap Energy Capital Fund III, L.P., EnCap Energy Acquisition III-B, Inc., ECIC Corporation, and BOCP Energy Partners, L.P., SHALL JOINTLY AND SEVERALLY DEFEND, INDEMNIFY AND SAVE AND HOLD HARMLESS BUYER, ITS OFFICERS, DIRECTORS, EMPLOYEES AND AGENTS, AGAINST ALL LOSSES, DAMAGES, CLAIMS, DEMANDS, SUITS, COSTS, EXPENSES, LIABILITIES AND SANCTIONS OF EVERY KIND AND CHARACTER, INCLUDING WITHOUT LIMITATION REASONABLE ATTORNEYS’ FEES, COURT COSTS AND COSTS OF INVESTIGATION, WHICH ARISE FROM OR IN CONNECTION WITH (I) ANY BREACH BY SELLER OF THIS AGREEMENT (OTHER THAN SECTION 3.1(bb)) OR (II) THE EXCLUDED LIABILITIES. Regarding environmental matters, the indemnity shall only apply to and cover third party claims only to the extent that all losses, damages, costs, liabilities, obligations and expenses suffered by Buyer as a result of each such claim exceeds $25,000 net to Seller’s interest and only if, when taken in conjunction with any qualifying Environmental Defects for which Buyer notified Seller pursuant to Article 6 and any Title Defects for which Buyer notified Seller pursuant to Article 5, the aggregate of all losses, damages, costs, liabilities, obligations and expenses suffered by Buyer as a result thereof exceed $3,000,000 and then only to the extent of the excess over $1,000,000. Except for title matters (which are governed exclusively by Article 5) and environmental matters (which are governed by the preceding sentence and the provisions of Article 6), Seller’s indemnity obligation in this paragraph 9.6(a) shall be applicable to the extent that, and only to the extent that, the aggregate of all losses, damages, costs, liabilities, obligations and expenses suffered by Buyer and attributable to Seller under this paragraph, exclusive of legal fees, exceed $1,000,000 (the “Indemnity Threshold”). Buyer shall assume all losses, damages, costs, liabilities, and obligations of Seller under this indemnity provision up to $1,000,000 and all legal fees associated with or resulting from such matters. This assumption obligation of Buyer is in addition to the deductibles established under this Agreement for Title Defects and Environmental Defects that Buyer also assumes. The maximum liability of Seller and EnCap Energy Capital Fund III, L.P., EnCap Energy Acquisition III-B, Inc., ECIC Corporation, and BOCP Energy Partners, L.P., a Texas limited partnership under this Section 9.6(a) shall not exceed $10,000,000.

(b)	BUYER SHALL DEFEND, INDEMNIFY AND SAVE AND HOLD HARMLESS SELLER, ITS OFFICERS, DIRECTORS, EMPLOYEES AND AGENTS AGAINST ALL LOSSES, DAMAGES, CLAIMS, DEMANDS, SUITS, COSTS, EXPENSES, LIABILITIES AND SANCTIONS OF EVERY KIND AND CHARACTER, INCLUDING WITHOUT LIMITATION REASONABLE ATTORNEYS’ FEES, COURT COSTS AND COSTS OF INVESTIGATION, WHICH ARISE FROM OR IN CONNECTION WITH (I) ANY BREACH BY BUYER OF THIS AGREEMENT OR (II) THE ASSUMED LIABILITIES.

(c)	Subject to Section 9.12, Buyer shall have no obligation with respect to any liability under Environmental Law arising (i) from Seller’s intentionally unlawful, or grossly negligent, acts or omissions or (ii) from Seller’s transportation, treatment, storage, disposal or release offsite from the Lands, prior to the Effective Time, of any material, substance or waste listed, regulated or defined under any Environmental Law, other than and not including produced water, used drilling muds, and any other materials covered by and included within the exemption of oil and gas exploration and production wastes from federal hazardous waste regulations under the Resource Recovery and Conservation Act, as amended, transported to or disposed of at a facility or site of a third party which had all necessary permits to receive such water, muds and materials at the time of such transportation or disposal.

9.7	Method of Asserting Claims, Etc. All claims for indemnification under this Article 9 shall be asserted and resolved as follows provided that the provisions of Sections 9.7 through 9.9 shall be covenants and not conditions to the defense and indemnity obligations to which they apply:

(a)

Third Party Claims. In the event that any claim for which a party providing indemnification (the “Indemnifying Party”) would be liable to the other party or any of its officers, directors, employees, agents or representatives entitled to indemnification hereunder (the “Indemnified Party”) is asserted against or sought to be collected by a third person (referred to herein as a “Third Party Claim”; provided that the term “Third Party Claim” shall not include any valid invoices or joint interest billings related to the Interests for services performed and actually received by Seller prior to the Effective Time), the Indemnified Party shall promptly notify the Indemnifying Party of such claim, specifying the nature of such claim and the amount or the estimated amount thereof to the extent then feasible (which estimate shall not be conclusive of the final amount of such claim) (the “Claim Notice”). The Indemnifying Party shall have thirty (30) days from its receipt of the Claim Notice (the “Notice Period”) to notify the Indemnified Party:

(i)	whether or not it disputes its liability to the Indemnified Party hereunder with respect to such claim; and

(ii)	if it does not dispute such liability, whether or not it desires, at its sole cost and expense, to defend the Indemnified Party against such claim; provided, however, that the Indemnified Party is hereby authorized prior to and during the Notice Period to file any motion, answer or other pleading, submission or document which it shall deem necessary or appropriate to protect its interests.

In the event that the Indemnifying Party notifies the Indemnified Party within the Notice Period that it does not dispute such liability and desires to defend against such claim or demand, then, except as hereinafter provided, the Indemnifying Party shall have the right to defend such claim or demand by appropriate proceedings, which proceedings shall be promptly settled or prosecuted to a final conclusion, in such a manner as to avoid any risk of the Indemnified Party becoming subject to liability. If the Indemnified Party desires to participate in, but not control, any such defense or settlement, it may do so at its own cost and expense. If the Indemnifying Party disputes its liability with respect to such claim, or elects not to defend against such claim, whether by not giving timely notice as provided above or otherwise, the Indemnified Party shall have the right but not the obligation to defend against such claim, and the amount of any such claim, or if the same be contested by the Indemnifying Party or by the Indemnified Party, then that portion thereof as to which such defense is unsuccessful, shall be conclusively deemed to be a liability of the Indemnifying Party hereunder (subject, if it has timely disputed liability, to a determination in accordance with Section 9.9 that the disputed liability is covered by this Article 9.)

(b)	Other Claims. In the event that the Indemnified Party shall have a claim against the Indemnifying Party hereunder which does not involve a claim or demand being asserted against or sought to be collected from it by a third person, the Indemnified Party shall promptly send a Claim Notice with respect to such claim to the Indemnifying Party. If the Indemnifying Party does not notify the Indemnified Party within the Notice Period that it disputes such claim, the amount of such claim shall be conclusively deemed a liability of the Indemnifying Party hereunder.

9.8	Payment. Payments under this Article 9 and under any other indemnity provision of the Agreement (other than Section 4.3(b)) shall be made as follows:

(a)

Payment of Undisputed Amount. In the event that the Indemnifying Party is required to make any payment under this Article 9, the Indemnifying Party shall promptly pay the Indemnified Party the amount so determined. If there should be a dispute as to the amount or manner of determination of any indemnity obligation owed under this Article 9, the Indemnifying Party shall nevertheless pay when due such portion, if any, of the obligation as shall not be subject to dispute. The difference, if any, between the amount of the obligation ultimately determined as properly payable under this Article 9 and the portion, if any theretofore paid, shall bear interest at the Prime Rate. Upon the payment in full of any claim, the Indemnifying Party shall be subrogated to the rights of the Indemnified Party against any person or other entity with respect to the subject matter of such claim.

(b)	Interest. If all or part of any indemnification obligation under the Agreement is not paid when due upon resolution of the claim, then the Indemnifying Party shall pay on demand to the Indemnified Party interest at the Prime Rate on the unpaid amount of the obligation for each day from the date the amount became due until payment in full.

9.9	Disputed Claims. If the Indemnifying Party shall notify the Indemnified Party during the Notice Period that it disputes any claim under Section 9.7 (the “Disputed Claim”), the Disputed Claim shall be subject to the dispute resolution procedures pursuant to Section 11.17.

9.10	Applicability of Article 9. This Article 9 does not apply to Tax matters (which are covered by Section 4.3(b)).

9.11	Confidentiality. For a period of six months, Seller covenants and agrees that Seller and its officers and directors shall hold in confidence, and shall not use to the detriment of Buyer, any proprietary data or proprietary information with respect to the Interests or the business of Buyer obtained in connection with this Agreement or the transactions contemplated hereby. Seller shall inform each of its officers and directors of such obligation, and shall cause such persons to comply with such obligation. Proprietary information and proprietary data shall not include information or data that (a) is in the public domain as of the Effective Time or (b) lawfully enters the public domain through no violation of this Agreement after disclosure to Buyer.

9.12

Benefit and Obligation Cut-Off. Notwithstanding anything in this Agreement to the contrary, after March 31, 2004, excluding claims that have been asserted by Buyer or Seller prior to that date in accordance with the terms of this Agreement (which such claims shall continue to be governed by the other terms of this Agreement): (i) Buyer shall have no further recourse against Seller or Seller Investor Parties, and their respective officers, directors, affiliates or employees, regarding costs, liabilities, and obligations, of any kind or nature, relating to the Assets and all such matters shall be deemed to be Assumed Liabilities hereunder, and (ii) all proceeds of production, refunds, or other income from the Assets that are received by Buyer or Seller whether attributable to the period of time before or after the Effective Time shall be the property of Buyer. If Closing occurs, but is delayed after October 1, 2003, as a result of a delay requested by Seller or an order is entered under Section 7.2(b) that delays consummation of this transaction, the provisions of this paragraph shall be effective as of the day that is 6 months from the actual Closing Date rather than March 31, 2004.

10.	TERMINATION OF AGREEMENT.

10.1	Termination. This Agreement and the transactions contemplated hereby may be terminated in the following instances:

(a)	By Seller if any of the conditions set forth in Section 7.1 are not satisfied or waived as of the Closing Date.

(b)	By Buyer if any of the conditions set forth in Section 7.2 are not satisfied or waived as of the Closing Date.

(c)	At any time by the mutual written agreement of Buyer and Seller.

10.2	Liabilities Upon Termination or Breach.

(a)	In the event of the termination of this Agreement in accordance with Section 10.1 neither party hereto shall have any liability hereunder of any nature whatsoever to, including any liability for damages except as set forth in paragraphs (b) and (c) below.

(b)	If Seller terminates this Agreement because of a failure by Buyer to satisfy Buyer’s obligations to close in Section 7.1(a) or an order is entered under Section 7.1(b) that prohibits consummation of this transaction, (and Seller has satisfied its obligations to close in Section 7.2), Buyer shall be obligated to pay to Seller within (10) business days thereafter the sum of $10,000,000 in cash as liquidated damages, and not as a penalty. If this sum is paid, Seller shall not have the right to enforce specific performance of this Agreement by Buyer.

(c)	If Buyer terminates this Agreement because of a failure of Seller to satisfy Seller’s obligations to close in Section 7.2(a) or an order is entered under Section 7.2(b) that prohibits consummation of this transaction, (and Buyer has satisfied its obligations to close in 7.1), Buyer shall have the right to enforce specific performance of this Agreement by Seller, or exercise any other right or remedy it may have at law or in equity.

11.	MISCELLANEOUS.

11.1	Employees.

(a)

Buyer shall have the right, but not the obligation, before Closing to interview the Seller’s employees working out of the Farmington and/or Hinton Field Offices (the “Field Employees”) and to make offers to one or more of the Field Employees to continue employment with Buyer following Closing (the “Continuing Employees”). Buyer will use reasonable efforts to give Company employees preferential treatment when filling positions required to operate and administer the Assets.

(b)	Buyer agrees that each Continuing Employee shall be eligible to participate in Buyer’s benefit arrangements to the same extent as other similarly situated employees of Buyer including, without limitation, (i) the right to participate in any employee benefit plans, and (ii) the right to participate in group health insurance without, if possible under the terms of such plans, any waiting period and, if practicable, without exclusion or limitation based on pre-existing conditions. Buyer will give all such employees full credit, for purposes of eligibility and vesting, if possible under the terms of such plans, for such employees’ service with the Company and shall not reduce any employee’s benefits (such as days of vacation) below the level of current benefits.

(c)	In the case of each Continuing Employee, Buyer will either (i) pay such employee an amount in cash equal to the amount set forth next to such employee’s name on Schedule 11(c) for accrued vacation and sick pay, or (ii) credit such employee with the number of days set forth next to such employee’s name on Schedule 11(c) under Buyer’s vacation and sick pay policies.

(d)	Seller will administer the benefits available pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1986 (“COBRA”) for all Field Employees who do not continue employment with Buyer following Closing.

(e)	Buyer shall assume Seller’s payment obligations to the Field Employees under the Seller’s Transaction Severance Plan for Field Employees.

11.2	Schedules. The Schedules referred to in this Agreement are hereby incorporated in this Agreement by reference and constitute a part of this Agreement.

11.3	Expenses. Except as otherwise specifically provided, all fees, costs and expenses incurred by Buyer or Seller in negotiating this Agreement or in consummating the transactions contemplated by this Agreement shall be paid by the party incurring the same, including, without limitation, legal and accounting fees, costs and expenses.

11.4	Notices. All notices and communications required or permitted under this Agreement shall be in writing and any communication or delivery hereunder shall be deemed to have been duly made when personally delivered to the individual indicated below, or if mailed or sent by facsimile transmission, when received by the party charged with such notice and addressed as follows:

If to Seller:

Cordillera Energy Partners, LLC

8450 E. Crescent Parkway, Suite 400

Greenwood Village, CO 80111

Attention: President

Fax No.: 303.290.9997

With a copy to: Vice President and General Counsel

Fax No.: 303.290.9997

If to Buyer:

Patina Oil & Gas Corporation

1625 Broadway, Suite 2000

Denver, CO 80202

Attention: Chief Financial Officer

Fax No.: 303.595.7407

With a copy to: George A. Hagerty

Hogan & Hartson L.L.P.

One Tabor Center, Suite 1500

1200 Seventeenth Street

Denver, CO 80202

Fax No.: 303.899.7333

Any party may, by written notice so delivered to the other parties, change the address or individual to which delivery shall thereafter be made.

11.5	Amendments. This Agreement may not be amended nor any rights hereunder waived except by an instrument in writing signed by the party to be charged with such amendment or waiver and delivered by such party to the party claiming the benefit of such amendment or waiver.

11.6	Assignment. Neither party may assign all or any portion of its rights or delegate all or any portion of its duties hereunder unless it continues to remain liable for the performance of its obligations hereunder and obtains the prior written consent of the other party.

11.7	[Reserved].

11.8	Counterparts. This Agreement may be executed by Buyer and Seller in any number of counterparts, each of which shall be deemed an original instrument, but all of which together shall constitute but one and the same instrument.

11.9	Governing Law. This Agreement and the transactions contemplated hereby shall be construed and enforced in accordance with the laws of the State of Texas, but without regard to laws or principles of conflicts of laws that would cause application of the laws of another jurisdiction. The parties hereby consent to the exclusive venue of the proper state or federal court located in Denver County, Colorado, and hereby waive all other venues.

11.10	Entire Agreement. This Agreement (including the Schedules hereto) constitutes the entire understanding among the parties with respect to the subject matter hereof, superseding all negotiations, prior discussions and prior agreements and understandings relating to such subject matter.

11.11	Parties in Interest. This Agreement shall be binding upon, and shall inure to the benefit of, the parties hereto, and their respective successors and assigns, and nothing contained in this Agreement, express or implied, is intended to confer upon any other person or entity any benefits, rights or remedies.

11.12	Survival. The covenants, agreements, representations and indemnities provided for in this Agreement shall survive the Closing and shall not be extinguished by the doctrine of merger by deed or any similar doctrine and no waiver, release, or forbearance of the application of the provisions of those paragraphs in any given circumstance shall operate as a waiver, release, or forbearance of the provisions of the paragraphs as to any other circumstance. Notwithstanding the above, the representations of Seller set forth in Article 3 shall only survive Closing for a period of six months, other than those set forth in Section 3.1(bb), which shall not survive the date that is five days prior to the Closing Date. The indemnities provided for in this Agreement are intended, among other things, to release and indemnify the indemnitee from and against the indemnitee’s negligence, strict liability, and statutory liability with respect to the matters covered by such indemnities.

11.13	Liability and Jury Waivers.

(a)	LIMITATION ON LIABILITY. NO PARTY SHALL BE REQUIRED TO PAY OR BE LIABLE FOR INCIDENTAL, CONSEQUENTIAL, EXEMPLARY, PUNITIVE, OR INDIRECT DAMAGES (WHETHER OR NOT ARISING FROM ITS NEGLIGENCE) TO ANY OTHER PARTY REGARDING ANY DISPUTE ARISING OUT OF THIS AGREEMENT OR A CLAIM OF BREACH HEREOF. THIS PROVISION SHALL NOT DIMINISH OR AFFECT IN ANY WAY THE PARTIES’ RIGHTS OR OBLIGATIONS UNDER ANY INDEMNITIES PROVIDED FOR IN THIS AGREEMENT.

(b)	WAIVER OF JURY TRIAL. EACH PARTY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR PROCEEDING RELATING TO THIS AGREEMENT.

11.14	Press Release. Prior to Closing and for a period of 30 days following Closing, neither party shall make any press release or other announcement in connection with this Agreement without first consulting with the other party. Following such consultation and good faith attempt to make reasonable accommodations, either party may make any announcement or press release that it believes is either required by applicable law or the rules of any stock exchange, or is advisable in connection with such party’s obligation to provide public disclosure regarding its activities. This provision shall not apply to any filing with any governmental body or stock exchange required by law, rule or regulation.

11.15

Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any adverse manner to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

11.16	Enforcement. Except as provided in Section 10.2(b), should Buyer or Seller default in the performance of this Agreement, the non-defaulting party shall be entitled to enforce specific performance of this Agreement, or exercise any other right or remedy it may have at law or in equity by reason of such default.

11.17	Dispute Resolution. Except as hereinafter provided in this Section 11.17, all claims, controversies, differences, or disputes between or among the parties arising from or relating to this Agreement, including claims by one party that the other party has failed to perform any of its obligations hereunder (collectively, “Agreement Disputes”), shall be resolved as follows:

(a)	Mediation. The parties shall first attempt to resolve an Agreement Dispute by means of a facilitative mediation conducted in the following manner. The party desiring mediation of any Agreement Dispute shall give or shall have given a written notice (a “Dispute Notice”) to the other Party setting forth the nature of the dispute and the relief intended to be sought and shall submit such Agreement Dispute for resolution by mediation in the City and County of Denver, Colorado, under the process and procedure generally applicable to cases submitted to facilitative mediation in the City and County of Denver, Colorado, in effect on the date of this Agreement, unless the parties have agreed, in writing, to resolve any such dispute by other means. Each party agrees that it will submit to and shall not challenge or object to the jurisdiction (either personal or subject matter) or the venue of such mediation in the City and County of Denver, Colorado.

(b)	Legal Proceedings. If any Agreement Dispute has not been resolved by mediation as provided above within sixty (60) days after submission thereof, then either party may commence a suit or legal action or an action at equity to enforce its rights or the other party’s obligations or recover any damages arising from the other party’s breach or such other relief as may be appropriate under the circumstances in accordance with the provisions regarding jurisdiction and venue set forth in Section 11.9 of this Agreement.

(c)	Attorney Fees and Other Costs. Each party shall pay its own fees and disbursements of its attorneys, accountants, and expert witnesses in connection with any mediation or any action or legal or other proceeding brought with respect to an Agreement Dispute brought in accordance with the provisions hereof.

(d)

Exceptions for Equitable Relief. Notwithstanding the foregoing or anything to the contrary contained elsewhere in this Agreement, a party may bring a proceeding against the other party for specific performance or injunctive or other forms or equitable relief in the courts designated in Section 11.9 of this Agreement without having to submit the matter or Agreement Dispute in question to mediation as hereinabove set forth, provided, however, that such party shall not seek any monetary award or relief in such action or proceeding unless its failure to do so would prejudice such party’s rights or ability to seek such monetary award or relief in another action or proceeding.

11.18	Allocated Values. The allocated values for the Interests set forth on Schedules A-I and B-I (the “Allocated Values”) are intended to comply with the allocation method required by Section 1060 of the Code. Seller and Buyer shall cooperate to comply with all substantive and procedural requirements of Section 1060 and the regulations thereunder, including the filing by Buyer and Seller of form 8594 with their federal income tax returns for the taxable year in which Closing occurs. Seller and Buyer agree that each will not take for income tax purposes any position inconsistent with the allocation of the Cash Purchase Price as set forth in this paragraph.

11.19	TEXAS DECEPTIVE TRADE PRACTICES ACT. SELLER AND BUYER CERTIFY THAT THEY ARE NOT “CONSUMERS” WITHIN THE MEANING OF THE TEXAS DECEPTIVE TRADE PRACTICES-CONSUMER PROTECTION ACT, SUBCHAPTER E OF CHAPTER 17, SECTIONS 17.41, ET SEQ., OF THE TEXAS BUSINESS AND COMMERCE CODE, AS AMENDED (THE “DTPA”). THE PARTIES COVENANT, FOR THEMSELVES AND FOR AND IN BEHALF OF ANY SUCCESSOR OR ASSIGNEE, THAT, IF THE DTPA IS APPLICABLE, (I) THE PARTIES ARE “BUSINESS CONSUMERS” THEREUNDER, (II) EACH PARTY HEREBY WAIVES AND RELEASES ALL OF ITS RIGHTS AND REMEDIES THEREUNDER (OTHER THAN SECTION 17.555, TEXAS BUSINESS AND COMMERCE CODE) AS APPLICABLE TO THE OTHER PARTY AND ITS SUCCESSORS, AND (III) EACH PARTY SHALL DEFEND AND INDEMNIFY THE OTHER FROM AND AGAINST ANY AND ALL CLAIMS, DEMANDS, OR CAUSES OF ACTION OF OR BY THAT PARTY OR ANY SUCCESSOR OR ANY OF ITS AFFILIATES BASED IN WHOLE OR IN PART ON THE DTPA, ARISING OUT OF OR IN CONNECTION WITH THE TRANSACTION SET FORTH IN THIS AGREEMENT.

11.20

Certain Governmental Consents. At the Closing, Seller shall execute and deliver to Buyer such assignments of Federal, state and Indian leases as require consent to assignment, on the forms required by the governmental agency having jurisdiction thereof. Seller and Buyer will use all reasonable efforts after Closing to obtain approval of such assignments. Until such approvals are obtained, Seller shall continue to hold record title to such leases, to the extent Seller is currently record title holder, as nominee for Buyer, during which time (i) Buyer shall indemnify and hold Seller harmless from any and all claims, suits, obligations, liabilities, losses, costs and expenses of any kind or character relating to such leases, except for liabilities for which Seller is otherwise responsible hereunder and (ii) Seller shall act as Buyer’s nominee but shall be authorized to act only upon and in accordance with Buyer’s specific written instructions and Seller shall have no authority, responsibility or discretion to perform any tasks or functions with respect to such leases other than those that are purely administrative or ministerial in nature, unless otherwise specifically authorized by Buyer in writing.

Executed as of the date first above mentioned.

SELLER		BUYER

Cordillera Energy Partners, LLC		Patina Oil & Gas Corporation

By:	/s/ George H. Solich	By:	/s/ Thomas J. Edelman

	George H. Solich		Thomas J. Edelman
	President		Chairman and Chief Executive Officer

THE REMAINDER OF THIS PAGE IS LEFT INTENTIONALLY BLANK

FOR PURPOSES OF SECTIONS 9.6, 9.7, 9.8, 9.9, 11.9 AND 11.17 ONLY:

EnCap Energy Capital Fund III, L.P.

By: EnCap Investments L.L.C., General Partner

By: EnCap Investments L.P.,
Manager of EnCap Investments L.L.C.

By: EnCap Investments GP, L.L.C.,
General Partner of EnCap Investments L.P.

By: /s/ David B. Miller
Name: David B. Miller
Title: Senior Managing Director

EnCap Energy Acquisition III-B, Inc.

By: /s/ David B. Miller
Name: David B. Miller
Title: Vice President

BOCP Energy Partners, L.P.

By: EnCap Investments L.L.C., Manager

By: EnCap Investments L.P.,
Manager of EnCap Investments L.L.C.

By: EnCap Investments GP, L.L.C.,
General Partner of EnCap Investments L.P.

By: /s/ David B. Miller
Name: David B. Miller
Title: Senior Managing Director

ECIC Corporation

By: /s/ David B. Miller
Name: David B. Miller
Title: Vice President

LIST OF EXHIBITS AND SCHEDULES

Exhibit A	Warrant to Purchase Shares of Common Stock of Patina Oil & Gas Corporation

Exhibit B	Assignment and Bill of Sale

Exhibit C	Not Used

Exhibit D	Transition Agreement

Schedule A-I	CEP Wells

Schedule A-II	CEP Leases

Schedule B-I	CEI Wells

Schedule B-II	CEI Leases

Schedule 1.5 (d)	Vehicles and Equipment

Schedule 1.5 (e)	CEP and CEI Inventory

Schedule 1.7	Capital Projects Paid by Seller

Disclosure Schedule	Exceptions to Representations and Warranties

Schedule 3.1 (e)	Third Party Consents

Schedule 3.1 (g)	Material Agreements

Schedule 3.1 (h)	Contracts between Seller Affiliates

Schedule 3.1 (s)	Compliance with Leases, Agreements, Laws, Rules, Regulations, Judgments, Orders and Decrees

Schedule 3.1 (t)	Pipeline Imbalances

Schedule 3.1 (u)	Payout Summary

Schedule 3.1 (w)	Gas Balancing Summary

Schedule 3.1 (x)	Drilling Commitments

Schedule 3.1 (z)	Consent to Assign and Preferential Right to Purchase

Schedule 3.1 (bb)	Environmental Matters

Schedule 3.2 (c)	CEI Debt, Liabilities, and Other Obligations

Schedule 4.4 (a)	Seller’s Existing Bonds

Schedule 8.3 (e)	Terminations and Releases

Schedule 11 (c)	Vacation Accruals